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03024044

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MICROFICHE CONTROL LABEL

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DATE : 6/25/03

Great choice Great service Great value



Electrocomponents plc Annual Report and Accounts 2003

Electrocomponents distributes a wide range of products to development and maintenance engineers in all types of businesses around the world. We offer our customers unrivalled choice, support and reliability underpinned by an unrelenting commitment to service. This is reflected in our continued financial success.

Our strategy is simple: to exceed the expectations of customers everywhere with our service levels and product offer; to exploit new opportunities through electronic trading; to develop new markets by rolling out our business model worldwide; and we do all this with the support of our established process infrastructure and expertise.

Cover story: The smallest component can make the biggest difference. With 300,000 products around the world – 99% of which we have in stock at any one time – unrivalled shipping systems and expert customer service, we ensure our customers get the best value for their small order purchases by using us.

Financial highlights

	2003	2002	%
Turnover	£743.7m	£759.6m	–2.1%
Operating profit*	£102.1m	£108.7m	–6.1%
Profit before tax*	£100.9m	£105.5m	–4.4%
Earnings per share*	16.5p	17.3p	–4.6%
Dividends per share	17.0p	15.9p	+6.9%

Turnover of continuing operations


£621.2m
£711.2m
£759.6m
£743.7m
99
00
01
02
03

Operating profit of continuing operations*


£103.2m
£108.7m
£102.1m
99
00
01
02
03

Profit before tax*†


£112.4m
£115.3m
£124.1m
£105.5m
£100.9m
99
00
01
02
03

Earnings per share*†


17.8p
19.0p
20.2p
17.3p
16.5p
99
00
01
02
03

Dividends per share


10.5p
12.0p
13.3p
15.9p
17.0p
99
00
01
02
03

*Before amortisation of goodwill.
†2001: Before exceptional loss on closure.

Turnover of continuing operations by destination


RS Rest of World
RS Japan
Allied North America
RS Rest of Europe
RS UK

RS Rest of Europe


Distributors
Benelux
Spain
Ireland
Scandinavia
Austria
Italy
Germany
France

RS Rest of World


Chile
South Africa
Australia/
New Zealand
South Asia
Distributors
North Asia

Our business

We are a high-service distributor of a wide range of electrical, electronic, industrial, health & safety and information technology products to over 1.5 million end-user customers worldwide. Our RS subsidiaries operate in 24 countries and export to a further 160 worldwide, while Allied covers the North American market.



Where we are

RS companies

Australia
Austria
Belgium
Chile
China
Denmark
France
Germany
Hong Kong
India
Republic of Ireland
Italy
Japan
Malaysia
The Netherlands
New Zealand
Norway
Philippines
Singapore
South Africa
Spain
Sweden
Taiwan
United Kingdom

Allied Electronics

Canada
United States



How we do it


Suppliers
Product Management
Supply Chain
Media Publishing
Facilities
Operating Companies
Customers
e-Commerce
Human Resources
Information Systems
Finance
Legal and Company Secretarial

Customers are served from local companies based in their own country, most with their own warehouse for fast, reliable fulfilment. They all draw on the Group Processes for product buying and selection, catalogue management, information services and supply chain support.

Group processes

Product Management: identifies and selects products to be sold by the Group and purchases them in the most effective manner.
Supply Chain: is responsible for the logistics of product supply, including management of all stocks. The team works to maximise stockholding efficiencies and the local Operating Companies' ability to meet customer order demand.
Facilities: develops our warehousing capacity and properties internationally, providing the integrated logistics requirement for the Group together with the Supply Chain.
Media Publishing: provides the central expertise for design, production and effectiveness of all media.
e-Commerce: is responsible for developing and co-ordinating business-to-business e-Commerce across the Group.
Information Systems: is responsible for the integrity of our systems and for all hardware, software and systems development and innovation.
Human Resources: supports the recruitment, development, motivation and retention of senior employees, in order to ensure the availability of skills to meet business needs.
Finance: provides guidance and support for forecasting, measuring and reporting business performance, and includes tax, treasury and operational audit.
Legal and Company Secretarial: provides expertise and control to ensure conformance to international and local laws and regulations.

How we got here

1928	Allied founded
1937	Radiospares founded (RS UK)
1967	Electrocomponents floats on the London Stock Exchange
1984	Radionics Ireland
1989	RS Taiwan
1990	Radiospares France, RS Austria and RS Australia
1991	RS Germany
1992	RS Italy and RS Denmark
1994	RS New Zealand and RSCC India
1995	RS Singapore and RS Amidata Spain
1996	RS South Africa and RS Chile
1997	RS Hong Kong – 6 offices in China
1998	Internet trading launched RS Benelux, RS Malaysia, RS Philippines and RS Sweden
1999	RS Japan and Allied Electronics (US and Canada)
2002	RS Norway

Our principal sales methods are a paper catalogue with CD-Rom, and internet trading in all markets. By providing high levels of service – convenience, availability, reliability and technical support – to our customers we offer the best value for their small order purchasing



Understanding our customers and markets

The customers we serve are professional users with many different job functions, within all types of organisations. They require small volumes of many different kinds of technical products, supplied at high service levels.

Small volume purchases

All organisations have smaller volume needs that arise for a variety of reasons, usually based on a product or service requirement. We can identify five main categories of purchasing occasion that our offer satisfies:

- research & development, design and prototype development;
- small volume production of highly customised products;
- in-house maintenance and repair (including service industries);
- servicing and installation of other products; and
- other general product needs which are not part of large volume orders.

We seek to serve customers' small volume purchases, which typically consist of a small number of a lot of varied products, made on an ad-hoc basis. We do not seek to serve regular purchases.

Consumers of small volume purchases are more sensitive to service than to price. In addition to the product itself, they require: time saving; ease in finding products and information on them; fast delivery; reliability; and responsive and convenient service.

The nature of small volume needs drives high transaction costs for customers: typically £60 – £80 per order in processing costs alone in the UK, plus any costs arising from disruption if critical components are not available.

Our businesses are designed to meet small volume industrial product needs. Alternative suppliers, such as manufacturers or wholesalers, fail to meet these needs because they have insufficient service levels, a narrow focus on one or two product commodity groups, and high minimum order quantities.

Customers can and do use RS to fulfil their needs across many commodity groups. They buy many different products infrequently and in small volumes. For a typical large UK

Smaller volume needs throughout the activity lifecycle


R&D
Design
Projects
Prototypes
Batches
Installation
Production
Maintenance
Repair
Servicing
Order volume
Smaller volume needs
Time

Customer usage of RS same across many customers


35
30
25
20
15
10
5
0
Number of times purchased
0
1,000
2,000
3,000
4,000
5,000
Number of products purchased

RS do not sell high volumes of any one commodity or product



organisation with many end-user customers, over 70% of products bought in one year were purchased only once in the year, with less than 0.5% being purchased more than 10 times. The average order value across the RS businesses is only about £80.

The RS value proposition

Different customers place different values on different parts of our service offer, but for all of them buying their small volume purchases from RS will create value from our:

- unrivalled product range;
- product availability;
- fast delivery;
- rich technical information;
- convenience of ways of buying, especially over the internet;

and the lower transaction costs which result.

This extra value to our customers allows our businesses to make higher gross margins from our products. For larger volume distributors profit typically consists of low gross margins times high stock turn. For us it is high margins times a managed lower stock turn which ensures ready availability. Our expertise in small order fulfilment and growth in market experience allows us to increase this stock turn in each market over time.

We measure our service levels by orderfill, which is the percentage of orders (usually consisting of about four product lines) fulfilled by same-day despatch, usually for next day delivery. Orderfill levels are around 95% in our largest markets, and typically over 90% except in our smallest businesses.

The nature of small volume order fulfilment leads to us having a large number of customers as well as a wide range of products in stock. Our businesses must support tens of thousands of orders per day, with hundreds of thousands of items in stock. To do this we have established *excellent, responsive information systems, comprehensive catalogue management techniques,* and have in-depth fulfilment know-how. Over many years we have grown an extensive network of close supplier relationships. Our RS and Allied brands are trusted by customers because of their excellent service, proven over many decades.

All this has required considerable investment which we have made consistently throughout our long history. Would-be new entrants face considerable barriers because of the front-end investment needed to meet service level requirements. These barriers to entry are firmly established in the UK, and we are building them rapidly in all our markets.

Our Allied business in the US is also high-service, but on a narrower product offer (more electronics).

High transaction costs of small volume orders


Customer needs
Small orders
Many different products purchased infrequently
Low repeat orders
Wide range of product technologies purchased
Total Cost
Regular
Small Volume
Number of different products


Economic implications for customers
100%
100%
20%
80%
80%
20%
Regular
Small Volume
Product Value
Transaction Cost

The transaction cost drivers are:

- searching for products and suppliers;
- chasing delivery and correcting errors;
- dealing with multiple suppliers;
- cost of holding stock of infrequently required but important products.

RS value proposition


RS is the most cost effective and reliable way to buy your small volume industrial products
reliable product availability
convenience
cost effective supplier


In the UK we receive
2,750 consignments
daily from our suppliers.
70% of these
purchase orders were
made electronically

Our strategy

Our goal is to lead the high-service segment of every distribution market in which we operate. Over many years we have demonstrated this leadership in the UK and over the last decade in continental Europe, while we have also created similar positions throughout Asia and in Japan. With Allied we have a strong base to develop in North America.

Our strategy is simple: to implement and grow our business model around the world. We achieve this through meeting the service expectations of our customers everywhere, through sustained investment in products and services, and through the dedication of our people. This proven strategy is underpinned by our deep understanding of customers' needs, gained from over 65 years' experience in creating the UK's leading high-service distribution business.

The core RS business model is based on an average order value of about £80 and a gross margin of over 50%, which we have replicated everywhere we operate.

We focus on four key areas:

Developing new products and services

The experience gained from creating the high-service distribution business in the UK is embedded in our strategy. We continually develop and extend the range of services and products we offer. By diversifying into new product areas we add new customers and by deepening our knowledge of customer needs we are able to extend our services and increase customer loyalty.

Opportunities in electronic trading

We see e-Commerce as a means of offering customers ever higher service levels. Business-to-business internet trading is a major focus for us: our initiatives include providing trading websites in all our markets, e-Purchasing capabilities and establishing marketing agreements with recognised portals. PurchasingManager™ is a recently established internally developed service, free to larger account customers, which combines ease of purchasing for end-users with tight controls

The Group's advanced e-Commerce platform opened for business in Japan this year – almost **doubling** internet sales to **33%** of total sales in Japan, and driving the region's outstanding growth



for their managers. Because of their confidence in our brands, content and fulfilment record, customers are using this channel in rapidly growing numbers.

Our business opportunity



Sell more
• penetration of business
• breadth of purchase
Sales growth
Existing customers
Acquire more customers

Developing our markets

The proven effectiveness of our business model has opened up many opportunities for high-service distribution in new geographical markets — specifically continental Europe, Asia, Japan and North America. By sharing best practice and tailoring as necessary to local markets, we are confident that our businesses in all these regions can reach the same size, relative to their local economies, as RS has achieved in the UK. And in the UK itself, though the market is more developed, considerable opportunity remains.

UK: The RS UK business can experience growth in advance of the UK economy by furthering its penetration of both its customer and product bases. At present we estimate that our penetration is low even in the manufacturing sector, and lower still in services. There is therefore plenty of room for growth, particularly from our market-leading e-Commerce services.

Continental Europe: The combined economies here present us with an opportunity several times larger than the UK, so our strategy is to view Europe as a market with many common products and services. We are investing heavily in marketing and infrastructure on a local and regional basis to achieve our full potential.

North America: We gained a leading position in this well-developed market in 1999 through the acquisition of Allied Electronics. Electrocomponents has invested to improve the levels of service offered by Allied, while other initiatives are under way to share the benefits of Allied's experience across the RS businesses. In this market, where competition is stronger than in our other markets, we see opportunities for growth through market consolidation as we displace smaller competitors, and by some product expansion.

Japan: Before we rolled-out our RS model into Japan in 1999, the concept of small-order high-service distribution did not exist. Customers are proving very receptive, which confirms our view that this market has excellent growth potential. RS has no significant competitors in Japan.

Asia: We are creating the high-service distribution market across Asia. Singapore is our hub for the ASEAN countries. Our main thrust is in China, where our investment includes local order fulfilment and a very successful Chinese language catalogue and website. We continue to develop our businesses in the rest of the region.

Group processes

By leveraging off our common process infrastructure we have been able to expand globally and accelerate the development of all our businesses. We can enter new markets with unmatched levels of service and confidence and at much lower cost than our competitors, and can disseminate best practice around the Group with speed and confidence.



Our market potential

The opportunity to grow our business profitably is very large. We will generate considerable sales growth by realising the full potential of our markets, and increase our profitability by reducing costs through economies of scale. Our goal outside the UK is to grow each operating company to the same relative size and profitability as RS in the UK. Internally, we refer to this goal as "The Prize". In most of our major markets the customer base and competitive structure makes this goal entirely feasible.


RS South Africa was ranked in the
top ten out of 1,000 suppliers
to De Beers, for high levels of service
and customer satisfaction

Expanding within our markets

The "Market penetration" chart illustrates the scale of the opportunity in each of our geographic regions. Our potential market is proportionate to the Gross Domestic Product (GDP) in the countries in which we operate: we use GDP because our offer is taken up and valued, not just by the manufacturing sector, but by all sectors of an economy. This has been demonstrated in the UK, where about 50% of our customers and growing are not in the manufacturing sector. We take RS UK's current sales compared to UK GDP as our benchmark, though the UK is also expected to grow.

Scale benefits

As our businesses grow in their markets, economies of scale are realised and local costs reduce relative to sales. Marketing costs per customer, such as catalogue costs, decrease as the number of customers and their purchasing frequency grows.

The "Scale curve" chart shows how local business costs as a percentage of sales fall as sales increase. With consistent gross margins across the business, this trend translates into higher contribution margins and hence profit growth ahead of sales over time. The local costs of RS UK are about 20% of sales at the current sales level. All our other businesses have lower sales and so are higher on the curve. They are all managed down the scale curve.

Products and services growth

When we enter a new market, our offer is initially based on electronic and electrical products. When we have a deeper understanding of our customers' requirements we extend this range. In the UK for instance, we offer product areas ranging from health & safety to information technology, hydraulics, tools and technical books, all in response to customer demand.

The loyalty of our customers is built on the quality, breadth and reliability of our services. Loyalty is measured by the frequency with which customers buy from us, and it increases as the business grows and we are able to offer new services. For instance, RS in the UK offers same-day despatch for orders received by 8pm; Allied has extended its cut-off time to 9pm. Internet trading is available in every market, with more advanced features having been rolled out from the UK to Europe and Japan.

Strategy in action

The chart (right) shows how, over the five years since 1998, our continental European businesses have increased profits ahead of sales: 61% sales growth has given us 116% profit growth. Our annual sales growth, when not affected by weakness in the major economies, has been c.20%.

Market penetration relative to UK


100%
14%
5%
1%
9%
UK
Rest of Europe
North America
Japan
Rest of World

Scale curve


Manage down
40
20
0
1
10
100
1000

RS Rest of Europe – Six year reported results


£m Turnover
£m Operating Profit
300
250
200
150
100
50
0
48
40
32
24
16
0
£139.0m
£177.5m
£203.5m
£210.2m
£224.3m
98
99
00
01
02
03



Chairman's statement

Results

Difficult trading conditions persisted throughout the year in all our major markets, with the electronics, telecommunications and general manufacturing sectors continuing to be weak.

Against this backcloth, Group sales declined by 2.6% (adjusted for trading days and exchange rates) to £743.7m from £759.6m and profit before tax and amortisation of goodwill declined by 4.4% to £100.9m from £105.5m. The return on sales declined slightly to 13.6% from 13.9%.

Profit is stated after £3.9m of one-off costs: £1.5m relating to the costs of relocating to our new warehouse in Germany and £2.4m relating to the withdrawal from specialised activities in the United Kingdom directed at the telecommunications and related sectors; this withdrawal also lowered sales by £3.8m. Additionally, the major systems investment project in Europe and Asia incurred costs £2.7m higher than last year. Sales and marketing costs critical to the Group's growth also increased.

We take some encouragement from our performance in the second half of the year which showed improvement on the first half without any significant change in the trading backdrop. Whilst the full year sales and profits declined from the prior year, I believe the Group's overall performance was robust in the circumstances.

In spite of the tough conditions, management has continued to make investments designed to achieve the strategic potential of the Group. Our firmly held belief is that there are significant growth opportunities for our business model around the world. This belief was powerfully reinforced through the year by the sales performance of our businesses in Japan and China, the resilience in continental Europe and the United States and our international success with e-Commerce. Also, important pilots have been carried out in the United Kingdom in service sectors where RS has traditionally been less strong. These demonstrate that the United Kingdom is far from being a mature market and have led to an increase in our sales and marketing efforts in these areas. Our continued ability to improve gross margins (up to 52.7% versus 51.0% last year) underlines the value that customers place on our services.

Cash flow was again strong. Working capital was tightly controlled and showed a further reduction on last year. Capital expenditure declined from its peak of £47.2m last year to £31.3m and will continue to fall as major spends on warehouses and systems are completed. As a result, and benefiting from significant exchange rate movements, net debt reduced £6.1m during the year to £46.9m.

Dividend

The Board recommends that the final dividend be increased by 6.8% to 11.75p to give a full year dividend increase of 6.9% to 17.0p. Though the reported earnings for the year of 16.5p do not fully cover the recommended dividend, the Board recognises that the earnings have continued to be depressed both by trading conditions and by our investment programmes. The dividend growth is underpinned by the ability of our businesses to generate cash. The Board's dividend decisions continue to be based on these considerations together with its assessment of the Group's medium term growth opportunities.

Board

The Board has met 11 times through the year including a two-day strategy review and an operational review of the year's forecast. In addition the Italian business was visited as such visits enable the Board to gain further insights into the Group's operations.

The Board has always been, and will continue to be, an enthusiastic supporter of managing listed companies to the highest standards. To achieve the desired standards of governance not only requires the appropriate mix of the highest calibre independent and executive directors, but also considerable flexibility. We remain



Bob Lawson
Chairman

We remain firmly of the view that the Group is able to generate superior and sustainable earnings growth concerned that the full implementation of the Higgs proposals may be too prescriptive to be really effective.

Management
The leadership team has remained stable through the year, and the regional structure introduced last year has now become fully operational. This structure is important to ensure that, as the operating companies within each region grow, the core elements of our business model are maintained and strengthened through consistency of the offer to customers, sharing best practices and keeping tight controls. Supporting the Executive Director Committee are the General Managers of each Region and of each Process who together form the Group Executive Management Team. This team executes our strategy.

Staff
For several years now, our people have experienced tough and demanding trading with many of our customers exhibiting weak demand in our more traditional areas of strength. Our teams have been resourceful in exploiting opportunities and creating new ways to serve customers whilst continuing to drive efficiencies within our organisation. I have been impressed by their commitment and resilience and express the Board's thanks to each employee. Each has contributed to Electrocomponents maintaining service leadership in our markets.

Current Trading
Since the year end, our markets have continued to display weakness. Recent leading indicators such as Purchasing Managers Indices suggest no improvement in the trading environment in the short term.

In the UK, our actions have continued to reduce the rate of year-on-year sales decline. Sales per day are approaching those of a year ago. Sales in our continental European businesses have been particularly affected by public holidays compared to last year, but the underlying sales growth remains similar to that of the second half. Allied in the United States has continued to grow, maintaining the second half trend. Japan has enjoyed even higher sales growth, reflecting further success in e-Commerce. Elsewhere, sales in our Asian businesses have held up well despite the SARS restrictions. Overall, monthly sales of the Group (adjusted for exchange rates and trading days) are broadly level with the same period last year.

Gross margin has shown a further small advance. We have also continued to manage costs tightly, whilst sustaining our strategic investments. The first half of this year will see the first implementation of our major European systems project and some disruption costs are anticipated. Cash flow remains strong.

We remain firmly of the view that the Group is able to generate superior and sustainable earnings growth. Our confidence is based on our strong market position, the opportunities open to us in all our markets and the great choice, service and value that we offer.



Bob Lawson, Chairman


e-Commerce sales
across the Group
were up 55%
on last year

Chief Executive's report

Overview

Despite the continuation of tough economic conditions throughout the year, the second half of the year saw an improvement in trading.

Over the past year regional sales performance has reflected some of these initiatives: strong sales growth was achieved in Japan, despite a very weak economy; Europe and Asia had modest growth rates, though with the second half better than the first; North America had a small decline in sales for the year as a whole but grew in the second half; and the sales decline of our UK business lessened as the year progressed. e-Commerce sales accelerated in all our major markets.

We believe firmly in the growth potential of all our businesses, and have continued to invest in them, particularly in sales and marketing, e-Commerce, Japan, warehouse facilities and information systems. We have continued to improve our gross margins, and have managed the cost base effectively, although there is a limit to the pressure we can place on costs without adversely impacting future growth. Stock has been reduced while maintaining our excellent service levels, and our cash generation has remained very positive. Net debt has consequently been reduced. Capital expenditure peaked last year and has reduced to £31.3m this year.

I will now summarise the performance of our businesses by region.

UK

RS UK	2003	2002
Sales (by destination)	**£353.7m**	£379.7m
Adjusted sales decline	**(7.2)%**	(7.6)%
Sales (by origin)	**£366.9m**	£393.0m
Adjusted sales decline	**(7.0)%**	(7.4)%
Contribution	**£119.1m**	£126.2m
Contribution %	**32.5%**	32.1%

RS UK had a sales decline of 7.0% (adjusted for trading days) to £366.9m, reflecting the continuing weakness of the manufacturing sector. UK sales in the second half declined by 4.7% (adjusted), and exited the year at a lower rate of decline. The UK business is firmly focused on returning to growth by broadening its customer base. Record numbers of new customers have been acquired in the more buoyant service sectors, offsetting losses in manufacturing through customers losing their jobs. Over the year the UK thereby maintained overall customer numbers. Sales to customers in the manufacturing sectors consequently declined most, but still accounted for over half of our total sales.

During the year we closed a specialised activity serving the troubled telecommunications and related sectors. The one-off costs of this withdrawal amounted to about £2.4m, of which £0.9m has been charged against RS UK contribution and £1.5m, related to stock, property and systems, against Process costs.

There are many initiatives in place to regain sales growth. We have increased the size of the sales force and the number of catalogues distributed to customers in the second half. Part of this additional investment is being directed to sectors where RS has traditionally been under-represented. These include the publicly funded sectors, including health. Currently, due to our historic sales and marketing focus, RS sells to only a fifth of all hospitals, but where we do have customers we have observed similar purchasing dynamics to customers in manufacturing. Also, a six month pilot demonstrated that hospitals buy across our entire product range, which reflects our experience in other service sectors.

Customer contact is ever more important and so the size of each sales territory has been reduced, and more sales people


Ian Mason
Group Chief Executive

recruited, which allows more time for customer acquisition and development activities. Although we have contracts in place with large organisations which have many end-users, our experience indicates that the key to obtaining value from such contracts is in accessing and serving the end-users themselves. In addition we opened two new trade counters in South Wales and Aberdeen, and rolled out our successful Managed Stock Replenishment programme, run from the trade counters, which manages customers' inventory requirements.

Increased targeting and distribution of the catalogue among potential customers has enhanced the visibility of our offer and of the value we bring. This should increase the pace of growth in the business as maintenance and development engineers across all sectors of the economy see and understand the relevance of our services. Our "nursery" programme is designed to ensure that once new customers have bought from us they increase their order frequency more quickly, and purchase more broadly across our product range. Our product range increased 2% over the year to 135,000.

e-Commerce continued its very strong performance, growing year on year at 45%, and now accounts for around 15% of sales, up from 10%. This success is driven by innovative improvements in functionality that focus on reducing our customers' costs. Success has been achieved across all sectors of the economy.

Despite lower sales and the investments made in the year, the UK contribution margin improved to 32.5% from 32.1% through continued active management of gross margin and control over local costs. Our RS UK business remains highly cash generative.

Exports from the UK to third party distributors and direct to overseas customers were flat against last year.

Rest of Europe

RS Rest of Europe	2003	2002
Sales	**£224.3m**	£210.7m
Adjusted sales growth	**1.5%**	4.1%
Contribution	**£44.1m**	£40.4m
Contribution %	**19.7%**	19.2%

Sales in Europe grew by 1.5% (adjusted for trading days and at constant exchange rates) to £224.3m, which is 30.2% of Group sales. Trading conditions in both halves were similar, though growth was slightly better in the second half. During the year we invested heavily in the region with capital expenditure on warehouses and systems. The contribution is stated after disruption costs of about £1.5m resulting from the relocation of our German warehouse. Excluding these one-off costs, the contribution margin would have been higher at 20.3%.

These results demonstrate our strategy in action (sales growth with improving contribution margins), even in difficult economic conditions. This improvement in contribution margin has again come through a combination of higher gross margin and tight management of costs. The higher gross margin reflects close attention to all elements of gross margin, not just our cost prices and selling prices: for example, we have reduced sales credits by reducing errors in customer product selection and order fulfilment. Through such actions we are also improving customer service.

Europe, excluding the United Kingdom, is managed on a regional basis to ensure greater cohesion between the businesses and to transfer best practice, in particular in selling and marketing activities.

This year was the first full year of trading in Rest of Europe from our higher functionality websites, and this has delivered excellent results. e-Commerce sales have more than doubled in the year to about 10% of total sales, and exited the year at over 12% of sales.


We believe firmly in the growth
potential of all our businesses, and
have continued to invest in them

Chief Executive's report (continued)

RS Rest of Europe – sales, customers and products	Adjusted sales growth (decline)	Increase in customers	Number of products
France	0.0%	1%	93,000
Germany	1.6%	0%	84,000
Italy	(0.2)%	2%	75,000
Smaller businesses	5.6%	2%	55,000

The performance of the larger businesses reflected the depressed economic conditions. Each of the businesses is pursuing initiatives to grow sales, without assuming any improvement in the economic backdrop.

In France, Germany and Italy there was also a lot of internal activity during the year.

The European systems project will be implemented first in June 2003 in **France**. During the year considerable time and effort has been spent by the French management team on ensuring that the implementation goes according to plan. Equally, attention is being focused on making sure that the substantial efficiency benefits and rewards from better customer service will be realised.

The relocation to the new warehouse in **Germany** was completed over the Christmas 2002 break. In the coming year our customers will experience enhanced service from this purpose-built facility. It is situated close to all major carrier hubs and will give us the ability to provide higher service levels (including later order cut-off) to support our growth in Germany and also in nearby countries.

RS **Italy** moved to a larger warehouse and offices last year and can now accommodate significant growth. Following extensive customer research, Italy changed the frequency of its catalogue from semi-annual to annual in September 2002, and at the same time increased the number of catalogues circulated by 40%. Though overall catalogue costs have been reduced, further investment was made in more responsive, shorter term marketing initiatives.

The **smaller businesses** had differing results. Spain continued to grow at a high rate throughout the year and moved to a larger warehouse facility. Elsewhere, Austria grew well, Scandinavia and Benelux grew, but more slowly than last year, whilst our business in Ireland returned to growth.

Despite the economic difficulties we have continued to invest in the future growth potential of our European businesses. These businesses are in an excellent position to return to strong sales growth when the upturn comes, with higher levels of contribution.

North America

Allied North America	2003	2002
Sales	**£103.4m**	£110.5m
Adjusted sales decline	**(0.4)%**	(27.6)%
Contribution	**£14.4m**	£15.9m
Contribution %	**13.9%**	14.4%

Sales of our Allied business in North America declined slightly (adjusted) to £103.4m. Allied returned to growth in the second half of the year at 4.3% growth year on year, and exited the year at a slightly higher rate. We believe that we have taken sales from the many small, local businesses that face increasing service and supply difficulties during the electronics cycle. Allied's customer base was flat over the year.

Gross margins of about 40% were similar to last year. The national sales-office branch network was maintained, while further front-end investments resulted in a planned increase in costs. For example, the catalogue underwent a number of improvements in May 2002 with the launch of the first colour edition, featuring a new buyers' guide and enhancements in layout and indexing. Customer service in the local sales branches is being improved by better staff training and will be further enhanced by the implementation of a new quote system, which


In 2003, Allied Electronics
in North America celebrates
75
years of excellent
service

in the pilot led to a substantial increase in bookings. An initiative to extend the product portfolio with maintenance-related products new to the Allied offer is under way. As a result, Allied's contribution on sales declined by 0.5 percentage points to 13.9%.

Sales over the internet improved again, to 7% of total sales.

Allied celebrates its 75th anniversary in 2003 and is in a strong position to continue its historical sales and profit successes in the future.

Japan

RS Japan	2003	2002
Sales	**£11.3m**	£9.0m
Adjusted sales growth	**31.6%**	15.3%
Contribution	**(£3.3m)**	(£4.7m)

Sales growth in Japan accelerated to 31.6% (adjusted), giving sales of £11.3m. The second half growth rate was 35.6%. This strong performance came in spite of the weak Japanese economy. The growth in the year was driven by the new e-Commerce functionality introduced in April 2002. The website is entirely in Japanese and is supported by dedicated local staff. Several major customers, particularly in the public sector, have been using the advanced buy-side functionality of the site and have found it a valuable tool in retaining control over purchasing while saving administrative costs. Since the launch of the new functionality, sales through e-Commerce have run at about one third of total sales, almost double the level of a year ago.

The product offer has been broadened, with the number of products increasing by 6% to 46,000. Health and safety, mechanical and electrical products are now offered in addition to electronics, as we build to the usual broad-range RS offer. This has also helped broaden the customer base, which grew by 12%, and the breadth of purchase of existing customers, so increasing average order frequency.

Customer-facing activities have been further strengthened with additional resource in sales and customer service. The success of RS in Japan and the value that Japanese engineers place on the RS service demonstrate the transferability and fundamental high value of the RS business model. Our view that the market potential is huge is reinforced by this year's results.

Losses of £3.3m were down from £4.7m last year despite the costs of moving the warehouse in August 2002 and launching the new internet capability in April 2002. We anticipate that the business will reach break-even on a month-by-month basis during the coming year.

Rest of World

RS Rest of World	2003	2002
Sales	**£37.8m**	£36.4m
Adjusted sales growth	**5.7%**	1.0%
Contribution	**£2.4m**	£0.2m
Contribution %	**6.3%**	0.5%

Sales in Rest of World grew by 5.7% (adjusted) to £37.8m. The second half grew slightly faster at 6.5%, and the businesses exited the year at a similar rate. Asia accounts for most of the sales in this segment.

Asia

Asia sales grew by 2.7% (adjusted), returning to growth in the second half of the year.

Sales in **North Asia** were down 0.7%, reflecting growth in China, but declines in Hong Kong and Taiwan.

Sales in China grew by 5.2% (adjusted), despite sales in the first half being adversely affected by the Chinese government putting in place new product safety compliance requirements on many categories of imports. Close co-operation with the authorities and our suppliers enabled us to mitigate the impact in the second half,


Our European network
has got stronger. In 2003 we
added new warehouses in
Germany and Spain to our
facilities in Corby, Nuneaton,
Beauvais (France), Milan, Gmünd
(Austria), Copenhagen, and Dublin

Chief Executive's report (continued)

though many products remained unavailable for sale. Second half growth was 11.5%. The April 2003 Chinese catalogue of 26,500 products is 100% compliant with the new requirements.

Hong Kong and Taiwan faced continuing difficult markets because of their dependence on world trade and electronics.

Sales in **South Asia** increased by 4.1% (adjusted), a sharp reversal of last year's 7.1% decline, as customers were acquired in the more buoyant sectors of the economies. The new enterprise business system being developed for Asia was implemented first in South Asia in March 2003 and is operating well.

Sales in **Australasia** increased by 4.7% (adjusted), so recovering from last year's small decline. The trade counter network in Australia was particularly effective, with improved promotions and layouts.

Other Markets

Sales in our other markets grew by 30.4% (adjusted), driven once more by impressively strong growth in South Africa.

e-Commerce

Sales over the internet were about 11% of total Group sales for the year and exited the year at about 13%. Sales were £79.3m, a growth of 55%. After extensive analysis, we now believe that a significant proportion of these sales is incremental, ranging from around 20% to 50% depending on the market.

The development costs of e-Commerce expensed in the year were just over £5m, similar to last year, and included the further development of the European Internet Trading Channel, its extension to Japan and the finalisation of PurchasingManager™.

The PurchasingManager™ programme was launched last year. This effective and adaptable e-Procurement package has been well received by customers and is in active use in 150 organisations across six countries. Our sales through this programme now match those through third party e-Procurement packages, which we continue to support through our punch-out capability.

Importantly, we are also now in a position to launch new products on our websites before they appear in our catalogues, so that our customers always have access to the latest products.

Further developments continue to be worked on, including e-Invoicing and additional roll-outs.

Summary

Our strategy to realise the huge growth potential in the markets we serve has remained firm. Investments have continued to be made in support of this strategy. Operationally, we have again demonstrated good gross margin, cost and cash management. Despite the difficult trading of recent years we remain committed and confident about our future.



Ian Mason, Group Chief Executive

RS UK achieved a remarkable "treble" in the year: ISO 14001 Environmental Management, OHSAS 18001 Health & Safety Management Standards and ISO 9001 Quality Management Standard accreditations

Chief Process Officer's report

The Group Processes support our global network of operating companies. They have the infrastructure expertise that enables them to provide the consistent customer service which is the key strength of the Group.

The total cost of Processes in the year was £74.6m, up 7.6% from last year, but after adjusting for one-off withdrawal costs and increased systems project costs the increase was 1.6% as described in the Financial Review.

Product Management

The total number of products on sale through RS and Allied worldwide is approximately 300,000. From this total, Product Management has to ensure that the right product selection is offered by each business to meet local customer requirements. There is continual focus to improve the effectiveness of the product range.

Over the past year we have deepened our relationships with suppliers based on the advantages we offer them: the Group's unique global presence; our large number of end-user customers; and our detailed customer knowledge. Suppliers recognise our ability to create demand for their products, for example in the important research and development arena, and value highly the opportunity to enhance their market understanding by selling through us. A close relationship with our suppliers is critical to ensuring that our product offer is comprehensive and up-to-date.

Product compliance is an area of increasing importance around the world, and adds to the complexity of managing the offer. For example, last summer changes in legislation in China meant that to ensure strict compliance almost half of the products in the local catalogue had to be taken off sale. Whilst this depressed sales during the year close co-operation with our suppliers limited the impact. We continue to invest heavily in compliance, for the reassurance of our customers throughout the world.

Supply Chain

Our Supply Chain management continued to manage stock efficiently, whilst maintaining excellent service levels. We measure service levels by orderfill, the percentage of orders despatched complete on the day the order was received, and this was maintained at high levels throughout the year. The ability to satisfy a customer order in full and immediately is the foundation upon which we differentiate our service against competitors.

Continued tight stock control was reflected in our stock turn of 2.6 times. This was down from 2.7 times primarily because of the German warehouse move and some stock-build ahead of systems implementation.

There have been important initiatives in each region: in Europe the new German warehouse provides more efficient logistics and adds to our overall capacity to support growth; in Asia we have reshaped the way we serve the smaller markets to provide better service; and in Allied we have introduced the stock management techniques used by RS, with improvements in efficiency and service. The UK remains our main product intake and replenishment centre for the RS businesses, though this role will increasingly be shared by Germany, France and Singapore, given their enhanced warehouse and system capabilities. By understanding our suppliers' own supply chains, we have been able greatly to enhance the effectiveness of our inbound logistics, both in terms of shorter lead times and shared cost benefits.

Group Facilities

Group Facilities managed a number of important projects in the year, particularly relating to warehouses, which incurred capital expenditure of £4.5m. In Germany the move to the new freehold 21,000 square metre warehouse in Bad Hersfeld was completed in December 2002.



Richard Butler
Chief Process Officer

Chief Process Officer's report (continued)

This larger and more efficient facility will support enhanced customer service, though there will be higher operating costs in the short term.

Significant growth in Japan and Spain necessitated further leasehold warehouse investments during the year. In Japan, the relocation to a more efficient warehouse took place in August 2002, giving more capacity to support this rapidly growing business, and a much better location next to the couriers' hub. In Spain, the move to larger premises was successfully achieved in March 2003, allowing improvements in service levels to our customers and a reduction in inbound freight costs.

Media Publishing

The Media Publishing Process manages and delivers all the media for the Group. Thirty-five catalogue versions in eight languages are produced, with about 5 billion pages. The product content is also presented on CD-Rom and on internet sites.

A specialist Content Management team was formed during the year to provide a focus on product data management and media presentation. Already this team has improved the quality and completeness of our product data. Another major initiative has focused upon the improvement of the catalogue index, with good customer reaction. This significantly improves our customers' ability to find the product they need from the tens of thousands available. The Content Management team has also developed the means of offering products on the internet as soon as the product is available. This capability has been operational since last autumn, bringing products to market quicker than before.

Further investments in automatic pagination software and desk-top publishing systems have resulted in significant reductions in catalogue lead time. We now manage the production of over 75% of our direct mail promotional material in-house. In Asia, new publishing systems have updated our flexibility in handling complex character sets, allowing future enhancements to our media in Japan and China.

Group Human Resources

The approval by shareholders at the last AGM of the new Long Term Incentive Share Option Plan and the introduction of a new performance-related annual reward scheme have had a positive response during the year. In particular, a more integrated approach to rewards across all management levels has been welcomed. These developments will help the Group recruit and retain key employees and further encourage the high performance culture.

Increasing attention has also been given to planning for our future leadership requirements, based on a more structured comparison of the management needs to support our strategy and our existing capabilities.

Information Systems

Though responsibility for our Information Systems process falls to Jeff Hewitt, for the completeness of this process review, I will comment on it here.

The large number of transactions and our absolute requirements for accuracy and timeliness to support customer service make Information Systems a vital area of the Group. Information Systems, including the costs of the enterprise business systems project, accounted for some 44% of total Process costs, or £32.5m. The 14% increase on last year largely reflects the higher project costs.

During the year capital expenditure on information systems was £22.9m, a 14% decrease from last year. This reflects the phasing of our enterprise systems projects in Europe and Asia which have now largely completed their blueprinting template design, application build and hardware acquisition phases, and are now commencing roll-out. During the year, the first implementation took place in South Asia, and the implementation in France will take place in June 2003. There is a programme of further roll-outs across Europe (including the UK) and Asia over the next three years.

The cost impact of the enterprise system projects was £4.5m in



the year, up from £1.8m last year as a result of increased depreciation and other costs. Depreciation will increase further during the roll-out phase and in the coming year by about £5m.

The enterprise systems investments will provide a range of benefits. A direct benefit is the elimination of the high costs of supporting the legacy systems. There will also be substantial benefits in stock management and operating efficiencies, whilst the new systems will allow additional services to customers. The improved infrastructure will also support the growth of e-Commerce. As a consequence of the project, systems services will be provided on a regional rather than on a country basis, and this will provide further benefits. The European regional service centre has been set up during the year and is now starting to operate, whilst the Asian service centre will be established during the coming year. We anticipate that the overall benefits will provide an attractive payback on this £50m plus investment. The success of the project is a key requirement for the execution of the Group's strategy.



Richard Butler, Chief Process Officer


There is continual focus to
improve the effectiveness of
the product range

Financial review

Results

Turnover, profits and earnings

Key figures	2003	2002
Turnover	**£743.7m**	£759.6m
Operating profit*	**£102.1m**	£108.7m
Interest	**(£1.2m)**	(£3.2m)
Profit before tax*	**£100.9m**	£105.5m
Profit before tax	**£89.6m**	£93.5m
Earnings per share*	**16.5p**	17.3p
Earnings per share	**13.9p**	14.5p
Dividend per share	**17.0p**	15.9p

Key statistics	2003	2002
Gross margin %	**52.7%**	51.0%
Operating margin %*	**13.7%**	14.3%
Return on sales %*	**13.6%**	13.9%
Effective tax rate %*	**29.0%**	29.0%
PBT on net assets	**23.1%**	22.7%

Growth %	2003	2002
Turnover	**(2.1%)**	(7.8%)
Turnover – adjusted	**(2.6%)**	(7.7%)
Operating profit*	**(6.1%)**	(17.0%)
Profit before tax*	**(4.4%)**	(15.0%)
Earnings per share*	**(4.6%)**	(14.4%)
Dividend per share	**6.9%**	15.2%

*Before amortisation of goodwill

Group turnover declined by 2.1% (reported) to £743.7m. Before goodwill amortisation, operating profit fell 6.1% to £102.1m, profit before tax fell 4.4% to £100.9m and earnings per share fell 4.6% to 16.5p. After goodwill amortisation, earnings per share fell 4.1% to 13.9p.

The withdrawal from the specialist telecommunications supply activity in the United Kingdom announced at the half year depressed the year's sales and profits: this year sales were £4.1m compared to £7.9m last year, whilst the one-time withdrawal costs within operating profit were £2.4m, £0.4m less than anticipated.

Exchange rate movements had no material effect on our reported sales, but a positive effect on our reported operating profit. At constant (last year) exchange rates, sales would have been £0.1m higher and operating profit would have been £0.7m lower, a decline of 6.8% compared with the reported 6.1%. Adjusting sales for the number of trading days in the year as well as exchange rates gives an underlying sales decline of 2.6%.

The gross margin was 52.7%, which was up 1.7 percentage points on last year. In the first half the increase against the first half of last year was 2.5 percentage points to 52.6%, in the second half the increase was 0.9 percentage point to 52.8%. The substantial improvement reflects more active management of all the factors that determine the gross margin: selling prices and cost prices, product mix, column and customer discounts, sales credits and delivery charges. Small movements in each area have contributed to the overall increase. We believe that more progress is possible on each of the factors to increase gross margins further whilst improving customer service and supporting sales growth.

Operating margins (before amortisation of goodwill) declined to 13.7% from 14.3% for a number of reasons. First, the withdrawal costs of £2.4m noted above accounted for half the decline. Second, the warehouse relocation costs of £1.5m in Germany. Adjusting for these "one-off" costs, the operating margin would have been flat. Additionally, there were the increased costs of the European/Asian enterprise systems project of £2.7m. The increase in gross margin was largely offset by the profit impact of the lower sales and by increased selling and marketing costs.

Process costs were £74.6m or 10.0% of sales, compared to £69.3m and 9.1% respectively last year. Before the impact of projects, these costs are anticipated to flatten and then decline as a percentage of sales over time. In the year the European/Asian enterprise business systems project cost included in Process costs was £4.5m, up from £1.8m. We estimate that about 80% of the required capital expenditures for these projects have now been incurred. In the coming



Jeff Hewitt
Deputy Chairman and Group Finance Director

year the first implementation of the European project will take place and this will trigger higher depreciation charges. As the project rolls out, we anticipate that these charges will peak at £10m per year during the next two to three years, with approximately £5m arising next year. The development costs of e-Commerce within Processes were £5.1m, similar to last year. Within Processes, the withdrawal costs noted above were £1.5m. After adjusting for projects and withdrawal costs, Process costs grew by 1.6%.

"Strategic investments" have previously been identified where costs have been substantial and have been incurred ahead of sales. Investments in Japan, e-Commerce and China have in past years been so categorised. Japan losses are now much reduced, whilst the profits on incremental sales from e-Commerce are now significant and China is close to break-even. Hence "strategic investment" costs now just reflect Japan losses of £3.3m.

The interest charge of £1.2m was £2.0m lower than last year, mainly due to lower interest rates over the year. The tax rate of 29%, based on profit before tax and goodwill amortisation was the same as last year. In accordance with FRS 10, the £214.8m of goodwill that arose on the acquisition of Allied is being written off over 20 years. Taken together with the goodwill amortisation on another small prior year acquisition, the total goodwill amortisation in the year was £11.3m.

Profit before tax and after goodwill amortisation was £89.6m and the effective tax rate on this profit was 32.7%. After tax, the profit for the year amounted to £60.3m, down 4.1%.

Earnings per share before goodwill amortisation declined 4.6% to 16.5p from 17.3p; after goodwill amortisation the decline was 4.1% to 13.9p.

With the recommended final dividend of 11.75p per share, dividends rose 6.9% to 17.0p, which were not fully covered by earnings, as discussed in the Chairman's statement.

Cash flow and balance sheet

Cash flow	2003	2002*
Stocks	**£2.7m**	£29.0m
Debtors	**(£0.2m)**	£18.5m
Creditors	**£9.9m**	(£19.0m)
Working capital	**£12.4m**	£28.5m
Capital expenditure on fixed asset additions, including fixed asset accruals	**(£31.3m)**	(£47.2m)
Free cash flow	**£68.2m**	£76.3m
Net debt	**(£46.9m)**	(£53.0m)

Key statistics	2003	2002
Stock turn	**2.6**	2.7
Trade debtors days	**49.4**	50.8
Trade creditors days	**38.7**	33.7

*Excluding cash flows from Discontinued Operations

Operating cash flow remained very strong at £133.6m though down from £156.7m last year as stock levels, though lower, did not reduce as much as in last year. The operating cash flow was 131% of operating profit (before amortisation of goodwill).

Working capital cash inflows amounted to £12.4m compared to £28.5m last year. The main difference was the inflow on stocks of £2.7m compared to £29.0m last year. Whilst maintaining high service levels for customers, stock levels were again tightly and effectively managed throughout the year with the stock turn slightly down to 2.6x from 2.7x. Debtors recorded an outflow of £0.2m, compared to an inflow of £18.5m last year: trade debtor days were 49.4, down from 50.8 last year, reflecting tight credit management. The cash inflow on creditors of £9.9m reversed an outflow of £19.0m last year: trade creditor days were 38.7, five days higher than last year.

Capital expenditure on fixed assets additions (including accruals) was £31.3m, significantly lower than the £47.2m spent last year as the spending peak on information systems and warehouses has passed


We are investors in our businesses for the long term. The economic backdrop does not change our view on the Group's potential

Financial review (continued)

and this trend is expected to continue: capital expenditures in the coming year are estimated to be about £20m. The largest expenditure in this year has been £22.9m on information systems, of which £12.5m was part of the multi-year spend of over £50m on enterprise business systems.

After lower interest and tax payments of £1.2m and £31.5m respectively, free cash flow for the year remained robust at £68.2m, though down from £76.3m (of continuing operations) last year. The outflow on dividends was £70.6m, up from £62.7m last year. Exchange rate movements benefited net debt by £8.0m to give an overall decrease in net debt of £6.1m to £46.9m.

Gearing declined to 12.1% from 12.9% last year and interest cover (before amortisation of goodwill) increased to 85x from 34x.

Pensions

SSAP 24 remains the accounting standard applied to pensions as described in note 6 to the Accounts. The last full valuation of the UK defined benefit scheme was carried out as at 31 March 2001 and showed a surplus of £22.1m. The next triennial valuation is due as at 31 March 2004. However, approximate funding updates are carried out each year and as at 31 March 2002 the surplus had reduced to £11.1m. The results of the review at 31 March 2003 are not yet finalised, but the position will have deteriorated further, with the scheme now in deficit. Relative to many UK pension schemes, however, the statutory minimum funding position of the scheme remains good with a Minimum Funding Ratio estimated at between 120% and 125% as at 31 March 2003. The cost of the scheme in the year was £3.9m up from £3.6m last year, reflecting an increase in payroll. However, if current equity and bond values persist these costs will increase significantly after the next valuation. The Company will therefore consider during the year whether it might be appropriate to increase contributions.

After an evaluation of its long term pension arrangements in the UK, the defined benefit scheme was closed to new entrants as of 1 April 2003 with a new defined contribution scheme introduced for new employees.

Note 6 also indicates the effects FRS 17 (the proposed new UK pension accounting standard whose introduction has now been deferred) would have had if it had been adopted as our accounting standard. The relevant schemes in the Group are the UK defined benefit scheme and the much smaller defined benefit schemes in Ireland and Germany. Elsewhere the schemes are defined contribution. Under the FRS 17 rules the defined benefit schemes showed a combined deficit of £30.1m (net of deferred tax) compared to a surplus of £12.5m at the end of last year. Under FRS 17 the charge to profits arising from these schemes would have been £5.4m.

Treasury

Treasury continued to operate as a centralised service centre. Its ethos remained the managed reduction of the Group's financial risks. The Treasury Committee continued to oversee any policy or procedural changes.

Treasury manages the Group's foreign currency transaction risks. These typically arise because the Group's purchases in currencies other than Sterling are much less than its receivables from catalogues with fixed prices in those currencies. Substantial hedging of net currency exposures over the catalogue lives was once again implemented in order to "shelter" forecast gross profits through the catalogue lives. In this way the impact of currency fluctuations are smoothed until selling or cost prices can be changed in light of the changed exchange rates. The hedges are enacted through forward currency contracts entered into by Group Treasury on the trading projections provided by local businesses. Note 25 to the Accounts gives a summary of the Group's hedging positions at the year end. In addition, supplier negotiations continued such that more product purchases will be made in the underlying currencies of the source, as against Sterling. This then allows increased netting of currency



We now have more catalogues and more salesmen reaching more customers flows internally. The Group is evaluating the potential effect of International Financial Reporting Standard 39 on its future currency hedging policies.

Over the course of the year, the Euro strengthened and the US Dollar weakened. In itself this increased our gross margins because a large part of our product supply is directly or indirectly sourced in US Dollars whilst a large part of our currency receipts are from sales in Sterling or Euros.

Cash flows relating to material transactions in currencies other than the functional currency of the local business are hedged when the commitment is made.

Foreign currency translation exposures are not explicitly hedged, but local currency debt is used where economic and fiscally efficient in the financing of subsidiaries and this provides a partial hedge. This was particularly so of the US Dollar over the year as a large part of the debt of the Group is in US Dollars arising from the acquisition of Allied and the exchange rate movements relating to this debt offset the impact on underlying assets. Treasury guidelines are in place for reviewing the impact of translation exposures should there be any material changes. Note 25 to the Accounts summarises the financial assets and liabilities by major currencies at the year end.

Multi-country cash pooling has been now been fully implemented across the Group with our banks to ensure daily netting of almost all the Group's cash flows in all currencies with consequent improvements in liquidity and reduced interest costs.

At the year end the Group had net debt of £46.9m. Total debt was £73.6m, including £30.8m denominated in US Dollars, £28.7m in Yen and £14.1m in other currencies. Financial assets comprised short term investments of £23.8m and cash of £2.9m, which were largely in Euro deposits. The net interest charge was therefore low relative to net debt. Group policy on investment management is to maximise the return on net funds subject always to the security of the principal and the liquidity of the Group. The Group has established policies to identify counterparties of suitable credit worthiness and has procedures to ensure that only these parties are used, that exposure limits are set and that these limits are not exceeded. During the year and at the year end the Group did not make use of any financial instrument for the purpose of hedging changes in interest rates. Note 25 to the Accounts provides a summary of the deposit structure of the Group at the year end.

Financial and shareholder returns

Profit before tax (and after goodwill amortisation) on net assets was 23.1%, up from 22.7% last year. These returns remain substantially higher than the Group's cost of capital.

Our total shareholder return over the year was down by 43.3%, driven by the share price decrease between the year ends, compared to the 29.8% reduction in the Allshare index. Providing attractive returns for our shareholders relative to the market over the long term remains the primary goal of our strategy.

Summary

We have continued to invest to implement our strategy despite the difficult trading conditions. We are investors in our businesses for the long term. Although the economic backdrop influences the time that will be required to realise the Group's potential, it does not change our view on its desirability or attainability. The characteristics of "The Prize" – high sales growth, good and improving profitability and excellent cash flow – make for a very attractive outlook.



Jeff Hewitt, Deputy Chairman and Group Finance Director



Board of Directors









1. R A Lawson MA MBA, Chairman
Bob Lawson, 58, joined as Group Managing Director in April 1991 and was the Group Chief Executive from April 1992 until his retirement in July 2001 when he was appointed Chairman Designate. He held this position until his appointment as part-time Chairman in November 2001. He is a qualified engineer with a business degree and has worked in several United Kingdom and continental groups. He was Sales Director of RS Components Limited from 1979 to 1987 and then spent five years as Managing Director of Vitec Group plc. He is part-time Chairman of Hays plc.
(Chairman of the Nomination Committee)(a)

2. I Mason MBA, Group Chief Executive
Ian Mason, 41, joined the Group in February 1995 as Director of Business Development, and was responsible for the establishment of RS Japan and e-Commerce. He was appointed to the Board of Directors in July 2000 as Chief Operating Officer and had responsibility for all RS trading activities and e-Commerce. He was appointed Group Chief Executive in July 2001. Previously he worked as a Management Consultant for The Boston Consulting Group.
(Chairman of the Group Executive Directors' Committee)(b)(c)

3. J L Hewitt MA FCA MBA, Deputy Chairman and Group Finance Director
Jeff Hewitt, 55, joined as Group Finance Director in November 1996 from Unitech plc where he was Finance Director. He joined Unitech in 1991 from Coats Viyella plc where he was Group Strategy Director and a Divisional Chairman. He has worked for The Boston Consulting Group and Arthur Andersen & Co. He is also a Non-Executive Director of The Roxboro Group plc.
(Chairman of the Treasury Committee)(b)(c)

4. R B Butler FCIS, Chief Process Officer
Richard Butler, 43, joined the Group as Company Secretary in August 1987 from Bowthorpe Holdings plc, now Spirent plc. He was appointed to the Board in July 2000 and is responsible for the Group Operational Processes. (b)(c)

5. F D Lennertz Dr.-Ing, Non-Executive Director
Dieter Lennertz, 66, joined as a Non-Executive Director in August 1995. He is a telecommunications engineer who spent three years in the Netherlands and 14 in France working for the European Space Agency. He joined Telenorma GmbH (Bosch Group) in 1983 and until 1995 was Chief Executive of this telecom company. He is currently Chairman or member of various supervisory or advisory boards. He is a lecturer at the European Business School in Germany. (a)(d)








The operational management of the Group is delegated by the Board to the Group Executive Directors' Committee. The day-to-day operations of the Group are managed by the Group Executive Management Team which consists of the Executive Directors and the Regional and Process heads. It meets each month and in full each quarter.

a – member of the Nomination Committee
b – member of the Treasury Committee
c – member of the Group Executive Directors' Committee
d – member of the Remuneration Committee
e – member of the Audit Committee

6. D S Winterbottom FCA FCT FRSA, Senior Non-Executive Director
David Winterbottom, 66, joined as a Non-Executive Director in November 1990. He was Chief Executive of Evode Group plc and is Chairman of Hill & Smith Holdings plc, CPL Industries Ltd and Wightlink Shipping Ltd.
(Chairman of the Audit Committee)(a)(d)(e)

7. K Hamill BA FCA, Non-Executive Director
Keith Hamill, 50, joined as a Non-Executive Director in July 1999. He has held several senior finance positions, including Finance Director of WH Smith, Forte, and United Distillers. He was also a partner in PricewaterhouseCoopers. He is Chairman of Luminar plc, Collins Stewart PLC and Travelodge – Little Chef Limited. He is also Treasurer of Nottingham University. (a)(d)(e)

8. N J Temple, Non-Executive Director
Nick Temple, 55, joined as a Non-Executive Director in September 1996. He is a Non-Executive Director of Datatec Inc, Fox IT Ltd and Auxinet Group plc and is Chairman of Blick plc, Tax Computer Systems Ltd and Retail Business Solutions Ltd. He was Chairman and CEO of IBM UK Ltd and Vice-President of Sales and Marketing in IBM Europe, Middle East and Africa. (a)(d)(e)

9. L Atkinson MA D.Phil, Non-Executive Director
Dr Leslie Atkinson, 59, joined as a Non-Executive Director in July 2000, having spent most of his career with BP where he became Chairman of BP Asia Pacific. He has also been a member of the UK Government's Central Policy Review Staff, Vice President of the Chamber of Shipping and served on the Board of the Securities and Futures Authority. His other Non-Executive Directorships include AEA Technology plc and Foreign and Colonial Pacific Investment Trust plc.
(Chairman of the Remuneration Committee) (a)(d)(e)

10. T G Barker MA, Non-Executive Director
Timothy Barker, 63, joined as a Non-Executive Director in July 2000. From 1998 until his retirement in 2000, he was a Vice-Chairman of Dresdner Kleinwort Benson and from 1993 of Kleinwort Benson Group plc. In the mid-1980s he was Director General of the City Panel on Takeovers and Mergers. Currently he is Chairman of Kleinwort Benson Private Bank and Robert Walters plc. (a)(d)(e)

11. C Carfora FCIS, Company Secretary
Carmelina Carfora, 39, joined the Company in 1989 from BTR plc. She was appointed Company Secretary in September 1996. (b)



Report of the Directors

The Directors present their report on the affairs of the Group together with the audited accounts for the year ended 31 March 2003.

Principal activity

The principal activity of the Group is the distribution of electronic, electrical and industrial supplies and services to industrial and commercial customers, through its 26 Operations and Distribution channels. Significant events during the year are detailed in the reports of the Chairman, the Group Chief Executive, the Chief Process Officer and the Financial Review on pages 10 to 23.

Results and dividends

Results for the year are set out in the consolidated profit and loss account on page 38. An analysis of turnover, profit and net assets by activity is shown in note 2 on pages 43 and 44. The Directors recommend a final dividend of 11.75p per ordinary share, to be paid, if approved, on 24 July 2003 which, together with the interim dividend of 5.25p per share paid in January, amounts to 17.0p for the year (2002: 15.9p).

Corporate governance

The Company applies the Principles of Good Governance and Code of Best Practice as appended to the Listing Rules of the UK Listing Authority (the Combined Code). Section 1 of the Combined Code establishes 14 principles of good governance in four areas: Directors; Remuneration of Directors; Relations with Shareholders; and Accountability and Audit. The following three sections explain how these principles have been applied. A detailed report on Directors' Remuneration can be found on pages 30 to 34. Following the disclosure guidelines from the Association of British Insurers, the Board has, this year, reported on Corporate Social Responsibility in a separate section. This can be found on pages 35 and 36.

Directors

The Board comprises the Chairman, who is part-time, three Executive Directors and six independent Non-Executive Directors. In the opinion of the Board all the Non-Executive Directors are independent of management and free from any business or other relationships which could interfere with the exercise of their judgement. Biographical details of the Directors at the date of this report are set out on pages 24 and 25 together with details of their membership of Board Committees.

Directors' interests in the shares of the Company are shown on pages 27 and 34.

Board meetings are held monthly except in January and August and the Board is responsible for overall Group strategy, acquisition and disposal policies and the approval of major investment proposals. The Board discusses and agrees strategic plans, reviews forecasts and evaluates Group and subsidiary performance. Comprehensive and relevant Board papers are provided to Directors well in advance of meetings. On a regular basis, the Board visits operating units both in the UK and overseas and receives presentations from senior staff.

Retirement by rotation Mr Hewitt, Mr Temple and Mr Barker retire by rotation at the forthcoming Annual General Meeting in accordance with the Company's Articles of Association and, being eligible, offer themselves for re-election. Mr Hewitt has a one year rolling contract but Mr Temple and Mr Barker do not have service contracts.

Board committees The Board has a number of standing committees consisting of certain Directors, and in the case of the Treasury Committee, certain senior managers, to which specific responsibilities have been delegated and for which written terms of reference have been agreed. Membership of the various Committees, including the Chairman of each Committee is shown on pages 24 and 25.

THE EXECUTIVE DIRECTORS' COMMITTEE consists of the Executive Directors. The Committee meets at least monthly and manages the day-to-day activities of the Group.

THE AUDIT COMMITTEE consists of five Non-Executive Directors. It meets three times a year and more frequently if required. The Committee assists the Board in its duties regarding financial statements and reviews the operation of internal financial controls with the internal and, where applicable, external auditors. It also reviews the scope and results of the audit with the external auditors and the results of the work of the internal operational auditors.

THE TREASURY COMMITTEE consists of the Group Chief Executive, the Group Finance Director, the Chief Process Officer, the Group Treasurer, the Group Controller and the Company Secretary and sets detailed treasury policy for the Group within guidelines established by the Board. The Committee meets as required.

THE REMUNERATION COMMITTEE consists of all the Non-Executive Directors. It meets as required and is responsible for all aspects of the remuneration of Executive Directors. Details of the remuneration policy and of the remuneration of each Director are set out on pages 30 to 34 in the Remuneration report.

THE NOMINATION COMMITTEE consists of the Chairman and all the Non-Executive Directors. The Committee meets as required and recommends to the Board candidates for appointment as Executive and Non-Executive Directors of the Company.

Directors' interests in shares

The beneficial interests of the Directors in the shares of the Company are set out in the table below. The Directors have no non-beneficial interests.

	31 MARCH 2003	31 MARCH 2002
L Atkinson	**2,260**	2,260
T G Barker	**11,000**	7,000
R B Butler	**37,136**	16,928
K Hamill	**5,183**	1,883
J L Hewitt	**75,382**	39,780
R A Lawson	**403,374**	338,447
F D Lennertz	**6,530**	6,530
I Mason	**36,136**	18,815
N J Temple	**7,040**	7,040
D S Winterbottom	**3,108**	3,108

Notes

As at 31 March 2003 the Electrocomponents Qualifying Employee Share Ownership Trust (the "Quest") and the Electrocomponents Employee Trust (the "EET") (together the "Trusts") held 41,513 and 308,417 shares respectively. Because Executive Directors are potential beneficiaries of the Trusts, they are treated for Company Law purposes as being interested in the shares held in the Trusts.

Directors' interests in Incentive Plans and Share Options are disclosed on page 34.

Up to 20 May 2003 there have been no changes in the Directors' interests or rights to subscribe for shares.

Relations with shareholders

Executive Directors and senior executives have frequent discussions with institutional shareholders on a range of issues affecting the Group's performance, which include meetings following the announcement of the annual and interim results. The Company also has a website (www.electrocomponents.com) which contains up-to-date information on Group activities.

All shareholders, including private investors, have an opportunity at the Annual General Meeting to participate in discussions with the Board on matters relating to the Group's operation and performance. The Company seeks to ensure that the Directors and Chairmen of the relevant Board Committees are available to answer questions at the Annual General Meeting.

Accountability and audit

In its financial reporting to shareholders and other interested parties, by means of annual and interim results and periodic statements, the Board aims to present a balanced and easily understandable assessment of the Group's position and prospects.

Internal control The Combined Code places a requirement on Directors to review at least annually the effectiveness of the Group's system of internal control and to report to shareholders that they have done so.

An ongoing process of risk management and internal control in accordance with the Turnbull Committee Guidance on internal control has been established across the Group. This includes a formal report to the Board twice per annum.

The Board is responsible for the effectiveness of the Group's system of internal control. The system of internal control has been designed and implemented to meet the particular requirements of the Group and the risks to which it is exposed. The internal control system can provide reasonable but not absolute assurance against material misstatement or loss.

The processes to identify, assess and manage the risks to the Group's continued success are an integral part of the system of internal control. These processes include systems to assess operational risks, the monthly forecasting procedure, the management of the key projects and the appointment of senior managers and controls over capital expenditure.

Internal financial controls Internal financial controls represent the systems employed by the Directors to enable them to discharge their responsibility for financial matters. Those responsibilities are noted on page 29. The main financial control elements are described below.

Clear terms of reference set out the duties of the Board and its committees, with delegation of operating responsibility through the Executive Directors' Committee to management in all locations. Operating Company controls are detailed in Group Finance and Group Treasury manuals that specify the controls necessary in identified areas of key financial risk. Smaller Group companies are supported by Group and divisional specialists in key areas.

Financial reporting systems are comprehensive and include weekly, monthly and annual reporting cycles. Monthly management accounts together with updated forecasts are prepared by all operating companies and Group Processes. These are compared against previous month forecasts and last year actuals and variances are reviewed by the Executive Directors' Committee and by the Board. Specific reporting systems cover Treasury operations, major investment projects and legal and insurance activities, which are reviewed by the Board and its Committees on a regular basis.

The Group has a team of internal operational auditors which has an annually agreed audit programme approved by the Audit Committee. The team reports regularly to the Audit Committee on the results of audits performed and reviews self-certification internal control questionnaires completed by operating management.

The Board and the Audit Committee have reviewed the effectiveness of the Group's system of internal control and internal financial control during the period covered by this report.

Audit independence The Audit Committee and Board put great emphasis on the objectivity of our auditors KPMG Audit Plc in their reporting to shareholders.

The Audit Committee met four times during the year and senior representation from KPMG is present at these meetings to ensure full communication.

Report of the Directors (continued)

The overall performance of the auditors is reviewed annually by the Audit Committee, taking into account the views of management, and this is reported to senior members of the audit team. This forms part of KPMG's own system of quality control. The Audit Committee also has discussions with the auditors, without management being present, on the adequacy of controls and on any judgemental areas.

The scope of the year's audit is discussed in advance by the Audit Committee. Audit fees are reviewed by the Audit Committee after discussions between the Operating Companies and the local KPMG offices and a review by Group management and are then recommended to the Board for approval. Professional rules require rotation of the Group Engagement Director. Rotation of other individuals within the audit teams is actively encouraged and has taken place. The current Director has held his role for four years following the last rotation.

The annual appointment of our auditors by the shareholders at the Annual General Meeting is a fundamental safeguard, but beyond this, controls have been in place for some years to ensure that additional work performed by the auditors is appropriate and subject to proper review.

Non-audit assignments undertaken by KPMG and its affiliates have been, and are subject to, controls by management that have been agreed by the Audit Committee in order to provide additional assurance that auditor independence is not compromised.

The procedures are:

Audit-related services: As auditors, this is the main area of work of KPMG. Where appropriate, if any additional accounting support is required then this is considered subject to a competitive proposal.

Tax: In cases where they are best suited, we use KPMG, but the Group also uses other tax consultancies. Significant pieces of tax work are put out to competitive tender.

Other: All significant projects are put out to competitive tenders. In relation to such work that has taken place in the Group in recent years, KPMG has had only a small part.

The Group Finance Director is made aware of KPMG work anywhere in the Group in excess of a predetermined low level. As part of his review he ensures that other potential providers of the services have been adequately considered. The level of audit and non-audit fees charged by KPMG and its affiliates is set out in note 4 to the accounts on page 44.

Going concern After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Compliance with the Combined Code

During the year ended 31 March 2003, the Company complied with the provisions set out in Section 1 of the Combined Code.

Payment to suppliers

The Group agrees terms and conditions for its business transactions with suppliers. Payment is then made according to these terms, subject to the supplier fulfilling its obligations. The Company has no trade creditors. Supplier payment days for the continuing operations of the Group outstanding at 31 March 2003 represent 39 days (2002: 34 days) of average purchases.

Employment policies

The Group values highly the commitment of its employees and has maintained its practice of communicating business developments to them wherever practicable. Regular staff appraisals and consultations take place with individuals and the employees' representatives. The Group remains supportive of the employment and advancement of disabled persons.

Capital Gains Tax

For Capital Gains Tax purposes the valuation of the Company's 10p ordinary shares at 5 April 1982 was 40p.

Substantial shareholders

As at 20 May 2003, the following substantial shareholdings had been notified to the Company:

	NUMBER OF SHARES	PERCENTAGE HELD
Sprucegrove Investment Management Ltd.	23,171,240	5.32%
Prudential plc	20,458,309	4.70%
The Capital Group of Companies, Inc.	17,745,953	4.08%
Legal & General Investment Management Limited	14,945,977	3.43%
T. Rowe Price International Inc.	13,135,339	3.02%

As far as the Directors are aware there were no other notifiable interests.

Share capital

Full details of share options and shares issued under the terms of the Company's share schemes can be found in notes 29 and 30 to the accounts on page 55.

Political and charitable contributions

The Group made no political contributions during the year. Charitable contributions within the UK amounted to £30,447 (2002: £22,882) and outside the UK amounted to £14,768 (2002: £39,413).

Annual General Meeting

The Notice of the Annual General Meeting, which will be held at 12 noon on Friday 18 July 2003 at the Company's premises, The International Management Centre, 5000 Oxford Business Park South, Oxford, OX4 2BH, is set out on page 59.

In addition to conducting the ordinary business, the following special business will be considered:

RENEWAL OF DIRECTORS' AUTHORITY FOR THE PURCHASE BY THE COMPANY OF ITS OWN SHARES: This resolution will authorise market purchases of up to 43,520,665 ordinary shares (being approximately 10% of the issued share capital as at 20 May 2003), subject to a maximum price of 105% of the average of the market values of the shares for the five business days preceding any purchase and a minimum price of 10p per share. The Directors will only exercise this authority when satisfied it is in the best interests of shareholders and any purchase will have a beneficial impact on earnings per share, having first considered other investment opportunities open to the Company. Your Directors expect to ask shareholders to approve renewal of the authority each year. 12,608,689 options to subscribe for equity shares were outstanding as at 20 May 2003, representing 2.90% of the issued share capital. If this resolution is passed and the full authority to buy back shares is used, then outstanding options to subscribe for equity shares will represent 3.22% of the issued share capital.

By order of the Board
Carmelina Carfora
Company Secretary
29 May 2003

Directors' responsibility for the financial statements

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- Prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the requirements of the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Remuneration report

Remuneration Committee

Role and membership

The long-established Remuneration Committee is responsible for recommending overall remuneration policy in respect of the Executive Directors. The Committee was chaired during the year by Dr Leslie Atkinson. The other members of the Committee over the year were Mr Tim Barker, Mr Keith Hamill, Dr Dieter Lennertz, Mr Nick Temple and Mr David Winterbottom, all of whom are independent Non-Executive Directors.

The Board as a whole determines the remuneration of the Chairman and the Non-Executive Directors.

During the year ended 31 March 2003 the Committee adhered to the principles and provisions of the Combined Code as it applied during that year. In preparing this Report, the Board has followed the provisions of Schedule B of the Combined Code.

Advisers

Since 1 April 2002, Kepler Associates and Buck Consultants have provided data for salary reviews for the Executive Directors and senior managers. Kepler Associates have also provided independent market information on the design of the new Long Term Incentive Share Option Plan. The Committee has also sought advice from Mercer Human Resource Consulting with respect to pension matters. These advisers have been appointed by the Remuneration Committee. The Chairman and Chief Executive Officer attended meetings by invitation to respond to specific questions raised by the Committee and on matters relating to the performance and remuneration of senior managers. The Company Secretary acts as Secretary to the Committee.

Remuneration Policy

Executive Directors

The objectives of the remuneration policy for Executive Directors are to provide a remuneration package which is competitive and performance-linked, to ensure that the Group is managed by executives who have the experience, skills and talents to operate and develop its businesses to their maximum potential, thereby delivering the highest level of return for shareholders.

The components of the remuneration package for Executive Directors are:

Performance Related
- Basic Salary.
- Annual Bonus.
- Long Term Incentive.

Non-Performance Related
- Pension.
- Other Benefits such as health insurance.

The Committee strives to ensure that shareholders' interests are best served by creating an approximately equal balance between basic salary and the expected values of the performance-related incentives. Additionally, the Committee reviews annually the remuneration practices of other companies and the recommendations of key institutional shareholder groups, such as the Association of British Insurers, to ensure that the Company's policies are consistent with best practice.

A new bonus plan and the Long Term Incentive Share Option Plan ("LTIOP") were introduced during the year. The LTIOP proposals were approved by shareholders at the AGM in July 2002.

The Chairman and Non-Executive Directors

Remuneration comprises an annual salary for acting as Chairman or an annual fee for the Non-Executive Directors of the Company and an additional fee is paid to the Chairman of a Board Committee. They do not participate in the Company's incentive schemes, or annual bonus schemes, nor do they accrue any pension entitlement.

No Non-Executive Directors have service contracts with the Company.

The Chairman has the use of a Company car and mobile phone. Details of his service contract are set out on page 32 of this report.

Remuneration Components for Executive Directors

Basic salary

In determining salary levels, the Committee takes into account comparable information for similar job functions in industrial service companies and other companies of a similar size. Allowance is made for the international spread and competitive nature of the Group's businesses and for the individual's experience, performance and contribution in the areas for which responsibility is held. Regard is also taken of salary levels throughout the Group.

Incentive Arrangements

Annual Bonus Plan

A new Annual Bonus Plan was implemented during the year with the aim of ensuring that the incentives for senior managers and Executive Directors are more closely aligned to business performance. The same target-setting principles are used for all participants in the plan, with both financial and operational measures applied to assess progress towards a common long term objective.

The bonus plan is based on the achievement of targets which are revised on an annual basis and reflect market conditions as well as strategic and operational factors. The Remuneration Committee has discretion to vary bonus payments for each Executive Director based on performance. The current maximum bonus payable is 60% of salary.

Annual bonus payments are not pensionable.

Long Term Incentive Share Option Plan ("LTIOP")

The LTIOP, which replaced all other long term incentive schemes (other than the Savings Related Share Option Scheme), was approved by shareholders in July 2002 and is designed to align long term incentives with the interests of shareholders. Participation in the plan extends to Executive Directors and senior managers.

Under the terms of the plan, participants may be awarded options with a ten-year life subject to stretching performance conditions based on total shareholder return ("TSR") (share price growth plus reinvested dividends), with no options vesting unless performance is above the median for the selected comparator group of 13 other companies, and full vesting only if Electrocomponents is first out of 14 in terms of TSR. TSR was chosen as the measure most closely aligned with shareholder value.

Options over a total of 6,516,115 ordinary shares were granted on 22 August 2002. Of these options, 6,244,515 were granted at an exercise price of 312p per share and 271,600 were granted at an exercise price of 324p per share.

TSR performance will be measured over a minimum period of three years from the date of grant but, if the target is not met, the period will be extended to four, and then five, years. Once the target has been met in part, however, performance will not subsequently be retested and the unvested part of the option will lapse. If the target has not been met at the end of five years, the option will lapse.

For performance at or below median, no part of the option will vest. 25% of the option will vest for performance of one position above the median with full vesting if the Company is ranked first in the Comparator Group selected. Between those two levels the option will vest on a sliding scale.

The Comparator Group for the grant made in 2002 comprised:

Arrow Electronic Industries Inc
Avnet Inc
Brambles Industries plc
Buhrmann NV
Daetwyler Holdings AG
Grainger (WW)
Hagemeyer NV
Manutan International
Misumi Corporation
Premier Farnell plc
Rexel SA
Takkt AG
Wolseley plc

The mix of companies chosen reflects the business and geographic focus of the Group around the world. The Committee reviewed a range of benchmarks but found this Comparator Group, which includes our closest peers, to be the most appropriate.

It is anticipated that awards will be made in 2003 on the same terms and using the same Comparator Group.

Long Term Incentive Plan ("LTIP")

No further awards have been made under the LTIP since June 2001, as it has been replaced by the LTIOP. Under the LTIP, Executive Directors were granted an annual award comprising a deferred right to receive a number of ordinary shares in the Company.

Each LTIP award was subject to a performance condition, set when the award was granted, which determines whether and to what extent the participant would receive shares at the end of a period of three years. The Company's TSR performance is measured against that of a Comparator Group, comprising companies with a similar market capitalisation. No shares are released unless performance is above median performance within the Comparator Group. In addition, no part of the award is released unless the Remuneration Committee is satisfied that there has been an underlying improvement in the Company's financial performance over the same period.

For awards granted in June 2000 and 2001, the performance target was based on a three-year comparison of the Company's TSR with that of the companies listed between 76th and 125th by market capitalisation on the London Stock Exchange immediately prior to the date of the award. This Comparator Group was chosen by the Remuneration Committee as it considered that the companies comprising the Comparator Group provided an appropriate benchmark for assessing the Company's performance. An award is released in full if the Company is ranked in the top 20% of the Comparator Group. A ranking at one place above the median level allows 35% of the award to be released with pro-rata vesting between those points. No award is released if the Company is ranked on or below the median.

For the 1999 LTIP award, Electrocomponents' TSR performance was ranked 15th out of 38, which resulted in 56.7% of the award vesting against the TSR criterion. As described in last year's report, retention of the shares released on the vesting of the awards was made subject to continued employment of the participants until June 2005. Details of the shares are disclosed in the Directors' Interests table shown on page 34.

1988 Executive Share Option Scheme ("ESOS")

Mr Butler, Mr Lawson and Mr Mason hold outstanding options under the Company's 1988 Executive Share Option Scheme. The Remuneration Committee determined that in any one year an executive should not receive an award from both ESOS and LTIP and as a consequence the last ESOS award was made to the Executive Directors and Chairman in 1995. These options were not subject to performance conditions, in keeping with market practice at that time, but were subject to minimum holding periods of three, five or seven years before they could be exercised. No further awards will be granted under this scheme.

Savings Related Share Option Scheme

Executive Directors can participate in the Savings Related Share Option Scheme which is open to all UK employees or, if appropriate, the International Savings Related Share Option Scheme. Performance conditions have not been imposed as they are not permissible under UK Inland Revenue rules for this type of scheme.

Electrocomponents Group Pension Scheme

Executive Directors participate in the Electrocomponents Group Pension Scheme, which provides defined benefits on retirement. Pensionable salary is limited to basic salary, excluding all bonuses and other benefits. The pension accrual rate for Executive Directors is one-thirtieth for each year of service, subject to Inland Revenue restrictions.

Normal retirement age for Executive Directors is 60. The Electrocomponents Group Pension Scheme is a funded pension arrangement providing a pension on retirement of up to two-thirds of pensionable earnings, or the "earnings cap" if lower. No actuarial reduction will be applied to pension benefits accrued prior to 1 April 2003 if retirement is from age 55 or later. For death before retirement, a capital sum equal to four times basic salary is payable together with a spouse's pension of two-thirds of the member's prospective pension at age 60 and children's pensions if appropriate. For death in retirement, a spouse's pension of two-thirds of the member's pre-commutation pension is payable. Pensions in payment or in deferment are guaranteed to increase annually in February by the lesser of 5% or the increase in the RPI. Additional increases are payable at the discretion of the Company and the Trustee of the Scheme.

Remuneration report (continued)

All Scheme benefits are subject to Inland Revenue limits. Where such limitation is due to the "earnings cap", arrangements may be agreed with individuals to compensate them for the reduction in benefits, either by salary supplement or through a funded unapproved retirement benefits scheme.

Mr Lawson is a deferred member of the Electrocomponents Group Pension Scheme and continues to receive life insurance cover. The value of the life insurance benefit for Mr Lawson is included in the amount shown on page 33.

Mr Hewitt has elected to receive part of his additional entitlement as contributions to a funded unapproved retirement benefit scheme together with a salary supplement in lieu of part of his unapproved pension entitlement. Mr Mason has elected to receive a salary supplement in lieu of all of his unapproved pension entitlement. Salary supplements for both Messrs Hewitt and Mason are included in the table shown on page 33. Mr Butler's pension entitlement will be met from the Electrocomponents Group Pension Scheme in full.

During the year, a review of the levels of compensation agreed with Mr Mason and Mr Hewitt for the restrictions placed on their pension entitlements due to the "earnings cap" was carried out in conjunction with Mercer Human Resource Consulting. At the time of joining, the level of compensation to be made available took account of assumptions for future salary increases in line with the assumptions used for actuarial valuations of the Electrocomponents Group Pension Scheme. The purpose of the review was to ensure that the pension element of compensation was appropriate after taking account of unforeseen salary increases associated with promotion. The review indicated that a shortfall had developed between the compensation received and their entitlement had the original assumptions accurately reflected their actual increase in basic salary. As a result, one-off payments were made available to Mr Mason and Mr Hewitt during the year. Mr Mason elected to receive his adjustment in the form of a salary supplement and the amount is included in the table on page 33. Mr Hewitt elected to receive his adjustment as a contribution to a funded unapproved retirement benefits scheme and this figure is reflected in the notes to the table on page 33. There is no expectation of, or intention to conduct, further reviews in the future.

The following table gives details for each Director of:

- The annual accrued pension payable from normal retirement age, calculated as if he had left service at the year end i.e. 31 March 2003.
- The increase in accrued pension attributable to service as a Director during the year.
- The transfer value of the accrued benefit at the year end.
- The transfer value of the accrued benefit at the previous year end.
- The increase in the transfer value over the period.

These amounts exclude any (i) benefits attributable to additional voluntary contributions; and (ii) actual members' contributions.

Disclosure of Directors' Pension Benefits for the year ended 31 March 2003 (audited)

	Age at 31 March 2003 Years	Accrued pension as at 31 March 2003[b] £	Increase in accrued pension benefits £	Transfer value as at 31 March 2003[c] £	Transfer value as at 31 March 2002 £	Increase in transfer value less Directors' contributions[d] £
R B Butler	43	114,941	17,503	954,000	771,000	166,300
J L Hewitt[e]	55	10,260	1,780	157,000	118,000	34,035
R A Lawson[a]	58	69,905	1,835	1,239,000	1,067,000	172,000
I Mason	41	16,500	2,309	120,000	100,000	15,035

Notes: **a** Mr Lawson left the Scheme on 20 July 2001 on his appointment as Chairman Designate. Mr Lawson became Chairman in November 2001. This table reflects the benefits retained in the approved Scheme only, and includes credit for transfers received and service to 20 July 2001. Mr Lawson's unapproved entitlement was settled in the previous year. **b** Accrued Pension Benefits shown are the amounts which would be paid annually on retirement based on service to the end of the year. **c** Transfer values have been calculated in accordance with the Guidance Note published by the Institute and Faculty of Actuaries (GN 11). **d** The increase in transfer value less Directors' contributions includes the effect of fluctuations in the transfer value due to factors beyond the control of the Company and Directors, such as stock market movements. It is calculated after deducting the Directors' contributions. **e** Additional contributions of £338,415 were paid into a funded unapproved arrangement for Mr Hewitt (2002: £66,903).

Other benefits

All Executive Directors are provided with a Company mobile phone, a Company car and medical insurance. The taxable value of these benefits is included in the Directors' emoluments table.

Service contracts (not subject to audit)

All current Executive Directors have service contracts that are on a 12 month rolling basis. These contracts provide for 12 months' notice by the Company and by the Executives.

Termination payments are limited to the Directors' normal compensation, including basic salary, annual incentives and benefits, for the unexpired portion of the notice period. However, the Committee will aim to minimise the level of payments to that Director having regard to all circumstances, including the Company's contractual obligations to the Director, the reason for the departure, and the Company's policy to apply mitigation in the case of severance.

The Company entered into the current contractual agreements with Mr Butler and Mr Mason on 1 March 2001 and with Mr Hewitt on 14 March 2001. These agreements replaced all prior arrangements.

On 20 July 2001 Mr Lawson was appointed as Chairman Designate, and became Chairman in November 2001. Mr Lawson entered into a service agreement with the Company on 20 July 2001 replacing all prior arrangements. The contract provides for 12 months' notice of termination to be given by the Company or by Mr Lawson at any time. The term of the contract will be reviewed by the Company on or before 31 December 2003 and such review may, at the Company's discretion, result in the term being extended to the date of the Company's Annual General Meeting in 2006 whereupon it shall terminate without further notice unless renewed by the Company.

External appointments (not subject to audit)

Executive Directors are encouraged to take up one Non-Executive position on the boards of other companies on the condition that any fees are remitted to the Company.

Performance review (not subject to audit)

The following graph shows the five year Total Shareholder Return ("TSR") performance of the Company relative to both the Comparator Group used for the 2002 LTIOP grant and the FTSE All Share Index. These indices were chosen because they provide a comparison of the Company's performance against the Comparator Group chosen for the awards made under LTIOP, the Company's main share incentive scheme, and a broad equity market index.

Brambles Industries plc and Takkt AG who are part of the Comparator Group used for the 2002 LTIOP Grant became listed companies on 31 August 2001 and 30 September 1999 respectively. They have only been included in the Comparator Group from these dates.

The TSR of Electrocomponents' shares was –11.0% p.a. over the period compared with –12.4% p.a. for the LTIOP Comparator Group and –6.2% p.a. for the FTSE All Share Index.

Value of £100 invested in Electrocomponents on 31 March 1998 vs.2002 LTIOP Comparator Group and the FTSE All Share Index


FTSE All Share Index
Electrocomponents
LTIOP Comparator Group
160
140
120
100
80
60
40
Mar 98
Mar 99
Mar 00
Mar 01
Mar 02
Mar 03

Directors' Remuneration for the year ended 31 March 2003

Salary, Annual Bonus and Other Benefits (audited)

	SALARY 2003 £	SALARY 2002 £	IN LIEU OF PENSION 2003 £	IN LIEU OF PENSION 2002 £	BENEFITS 2003 £	BENEFITS 2002 £	BONUS 2003 £	BONUS 2002 £	TOTAL 2003e £	TOTAL 2002e £
Emoluments of the Chairman										
R A Lawson[a]	**160,000**	245,909	**0**	0	**28,363**	22,252	**0**	0	**188,363**	268,161
– pension[a]			**0**	0		325,000			**0**	325,000
Emoluments of Executive Directors										
R B Butler[b]	**278,333**	256,667	**0**	0	**15,096**	17,628	**40,000**	0	**333,429**	274,295
J L Hewitt[b, c]	**352,917**	327,500	**58,937**	44,598	**23,993**	15,629	**50,000**	0	**485,847**	387,727
I Mason[b, c]	**422,083**	361,856	**52,304**	28,511	**27,012**	23,374	**60,000**	0	**561,399**	413,741
– one-off salary supplement[c]			**157,400**	0					**157,400**	0
Totals	**1,213,333**	1,191,932	**268,641**	73,109	**94,464**	403,883	**150,000**	0	**1,726,438**	1,668,924
Fees of Non-Executive Directors										
L Atkinson[d]									**35,000**	34,417
T G Barker									**32,000**	31,667
K Hamill									**32,000**	31,667
F D Lennertz									**40,000**	39,667
N J Temple									**32,000**	31,667
D S Winterbottom[d]									**35,000**	34,567
Totals									**1,932,438**	1,872,676

Notes:

a The salary figure for 2002 comprises £135,000 paid to Mr Lawson for the period 1 April 2001 to 20 July 2001 in his capacity as Group Chief Executive and £110,909 paid to him for the period from 21 July 2001 to 31 March 2002 in his capacity as, initially, Chairman Designate and thereafter as Chairman. In accordance with the terms of Mr Lawson's unfunded pension arrangement (and similar to the provisions of the Electrocomponents Group Pension Scheme) no actuarial reduction is applied to pension benefits following retirement after age 55. The benefit of this arrangement to Mr Lawson following his retirement as Group Chief Executive amounted to £325,000.

b No bonus was paid for the financial year to 31 March 2002. **c** Provision of pension benefits under the Group's approved pension arrangements is restricted for employees joining the pension scheme after 1 June 1989. Mr Hewitt and Mr Mason elected to receive salary supplements of £58,937 and £52,304 respectively in lieu of the balance of their pension entitlements. Mr Mason received a one-off salary supplement of £157,400 in lieu of pension during the year. In addition, Mr Hewitt also elected to receive payments to a funded unapproved retirement benefit scheme of £338,415 (which includes a one-off contribution of £250,000) made during the year and shown on page 32.

d Dr Atkinson, as Chairman of the Remuneration Committee and Mr Winterbottom as Chairman of the Audit Committee, each receive an additional fee of £3,000 per annum.

e No payments were made during the years ending 31 March 2002 or 31 March 2003 in connection with (i) compensations for loss of office or (ii) reimbursable taxable expenses.

Remuneration report (continued)

Directors' Interests in Incentive Plans and Share Options (audited)

Long Term Incentive Plan (LTIP) (Note a)

	Date of grant	Vesting date	Market price on grant	Shares at 31 March 2002	Granted in FY03	Shares vested on 4 July 2002	Market price at date of vesting	Lapsed	Shares at 31 March 2003
Mr Butler[b]	30-Jun-99	30-Jun-02	491.0p	35,641	0	20,208	347.75p	15,433	**0**
	30-Jun-00	30-Jun-03	648.6p	30,835	0	0		0	**30,835**
	30-Jun-01	30-Jun-04	544.3p	47,767	0	0		0	**47,767**
Total				114,243	0	20,208		15,433	**78,602**
Mr Hewitt[b]	30-Jun-99	30-Jun-02	491.0p	50,916	0	28,869	347.75p	22,047	**0**
	30-Jun-00	30-Jun-03	648.6p	43,169	0	0		0	**43,169**
	30-Jun-01	30-Jun-04	544.3p	60,628	0	0		0	**60,628**
Total				154,713	0	28,869		22,047	**103,797**
Mr Lawson[b]	30-Jun-99	30-Jun-02	491.0p	75,356	0	42,727	347.75p	32,629	**0**
	30-Jun-00	30-Jun-03	648.6p	67,838	0	0		0	**67,838**
	30-Jun-01	30-Jun-04	544.3p	80,837	0	0		0	**80,837**
Total				224,031	0	42,727		32,629	**148,675**
Mr Mason[b]	30-Jun-99	30-Jun-02	491.0p	30,549	0	17,321	347.75p	13,228	**0**
	30-Jun-00	30-Jun-03	648.6p	29,293	0	0		0	**29,293**
	30-Jun-01	30-Jun-04	544.3p	58,791	0	0		0	**58,791**
Total				118,633	0	17,321		13,228	**88,084**

Notes: a Awards under the LTIP are subject to performance conditions set out on page 31. b Shares vesting as at 4 July 2002 are subject to the condition that they may not, in normal circumstances, be sold before 30 June 2005.

Incentive Plans and Share Options (audited)

	Scheme	Date of grant	Vesting date	Expiration date	Exercise price	Shares under option 31 March 2002	Granted in FY03	Exercised	Lapsed	Shares under option 31 March 2003
Mr Butler	[a]1988 Executive	28-Jul-95	28-Jul-98	27-Jul-05	306.1p	24,750	0	0	0	**24,750**
		28-Jul-95	28-Jul-00	27-Jul-05	306.1p	14,850	0	0	0	**14,850**
		28-Jul-95	28-Jul-03	27-Jul-05	306.1p	9,900	0	0	0	**9,900**
	Savings Related	15-Jan-02	01-Mar-05	30-Sep-05	423.5p	2,245	0	0	0	**2,245**
	[a]LTIOP	22-Aug-02	21-Aug-05	21-Aug-12	312.0p	0	363,868	0	0	**363,868**
Total						51,745	363,868	0	0	**415,613**
Mr Hewitt	Savings Related	25-Jul-97	01-Sep-02	28-Feb-03	343.0p	5,029	0	0	5,029	**0**
	[a]LTIOP	22-Aug-02	21-Aug-05	21-Aug-12	312.0p	0	461,333	0	0	**461,333**
Total						5,029	461,333	0	5,029	**461,333**
Mr Lawson	[a,b]1988 Executive	01-Dec-92	30-Nov-99	30-Nov-02	165.6p	22,200	0	22,200	0	**0**
		28-Jul-95	28-Jul-00	27-Jul-05	306.1p	54,080	0	0	0	**54,080**
		28-Jul-95	28-Jul-03	27-Jul-05	306.1p	13,520	0	0	0	**13,520**
	Savings Related	25-Jul-97	01-Sep-02	28-Feb-03	343.0p	5,029	0	0	5,029	**0**
Total						94,829	0	22,200	5,029	**67,600**
Mr Mason	[a]1988 Executive	28-Jul-95	28-Jul-00	27-Jul-05	306.1p	30,300	0	0	0	**30,300**
		28-Jul-95	28-Jul-03	27-Jul-05	306.1p	20,200	0	0	0	**20,200**
	Savings Related	15-Jan-02	01-Mar-05	30-Sep-05	423.5p	3,912	0	0	0	**3,912**
	[a]LTIOP	22-Aug-02	21-Aug-05	21-Aug-12	312.0p	0	552,300	0	0	**552,300**
Total						54,412	552,300	0	0	**606,712**

Notes: a Awards made under the 1988 Executive Share Option Scheme and Long Term Incentive Option Plan are subject to performance conditions set out on pages 30 and 31.
b The market price at the time Mr Lawson exercised his options on 12 August 2002 was 305p. The notional gain on exercise was £30,947. The closing mid-market price of the shares on 31 March 2003 was 257p. During the year, the price of shares varied between 225p and 492p. No other awards have been made during the year.

By Order of the Board

Dr Leslie Atkinson Chairman of the Remuneration Committee, 29 May 2003

Corporate Social Responsibility

Electrocomponents encourages a culture of community involvement and environmental awareness, and in recognition of their importance to stakeholders, places a priority on ethical, social and health & safety matters. This year we are reporting on our Corporate Social Responsibility ("CSR") policies and progress, in accordance with the disclosure guidelines from the Association of British Insurers. Communications with stakeholders will be supplemented by periodic updates on the **www.electrocomponents.com** website.

Corporate accountability

The Board has overall responsibility for the Group's CSR performance and policies. These are summarised in the Group Policy Manual which is regularly reviewed, updated and issued to the management team. The manual includes our "Guiding Principles" which help ensure that we maintain the highest standards of ethical conduct.

As discussed in the Corporate Governance section, Electrocomponents has well established procedures for the identification, management and control of significant risks to the business. These are reported to the Board twice a year, and include an assessment of CSR risks. The procedures have been in place since January 2000.

Environment

The Group is committed to minimising any adverse effects of its activities on the environment, to improving continuously its environmental performance and to participating in the international commitment towards achieving sustainable development.

The Group's environmental policies require that each Operating Company and Process:

- Provide information and services to enable the proper use and disposal of products.
- Wherever possible promote products with low environmental impact.
- Comply with local environmental legislation and regulations.
- Continuously improve the efficient use of raw materials and energy.
- Encourage and support our suppliers in improving their environmental performance.
- Identify the key environmental impacts associated with the Group's business, and work towards reducing these.

We have therefore set ourselves the following objectives:

- To identify key environmental impacts and report on them.
- To identify key performance indicators.
- To set realistic targets for improvement in key environmental performance areas.
- To report at least annually on the Group's environmental performance.

Environmental management systems

The Group's environmental management plan provides a focus for implementing a systematic approach to environmental management.

The Group is supportive of its businesses adopting externally accredited environmental management systems that provide tangible business and environmental benefits and is developing a "bench-marking" process to leverage and accelerate the roll-out of best practice in this area.

During the past year the operations of RS Components UK were accredited to ISO14001, as was RS Components GmbH in Frankfurt. Our Austrian business achieved accreditation in 2000.

Key impacts

Electrocomponents has no manufacturing operations. Our primary environmental impacts, and those which we can control and influence, are associated with national and international distribution.

Energy efficiency

A key objective for the Group is to improve the energy efficiency of our facilities, both to maximise the business benefit and to help reduce environmental impact.

Examples of energy efficiency initiatives include:

- The retro-fitting of Allied Electronics' Fort Worth offices and warehouse with low wattage lighting, resulting in a 25% reduction of the associated energy consumption.
- RS Components at Corby quantified their carbon dioxide (CO_2) emissions and implemented a project to replace their warehouse lighting systems. This will reduce emissions and provide significant cost savings.
- The Group takes energy consumption into consideration in its investment decisions.

Packaging and paper consumption

The Group uses a variety of materials in transit and product packaging and adopts a philosophy of "reduce, reuse and recycle" in this regard.

Examples of packaging related initiatives include:

- Use of reusable plastic "replenishment modules" as transit packaging for stock shipments between suppliers and our warehouses. This reduces costs and transit packaging consumption.
- Our businesses reuse packaging materials as a matter of course, and recycle them at the end of their useful lives. During 2002, RS UK recovered over 370 tonnes of card and paper for reuse.
- In the US, similar initiatives have been in place in Allied Electronics, where over the past ten years packaging waste has been halved.

The Group provides catalogues and promotional literature for customers around the world. Traditionally these were in paper form, and over the past few years there has been a take-up of CD-Rom catalogues with customers now increasingly using web-based catalogues that have the benefit of real time stock information. Many customers use paper and web-based catalogues in combination.

Corporate Social Responsibility (continued)

The Group manages its paper catalogues to minimise impact and uses an optimised grade of paper to help reduce paper consumption and distribution costs. The pulp for this paper is obtained from Forestry Stewardship Council approved sources and the facilities used for the printing of the RS catalogues are accredited to ISO 14001 standards and the strict Scandinavian "Blue Angel" standards for emissions control, or to appropriate local equivalents.

Catalogues can also be returned to us for recycling.

Transport

The Group uses third-party providers to transport stock and customer orders. Although the Group does not directly control these transport operations it is able to influence them and the Group's transportation partners are subject to continual review. Recent examples of efficiencies and improvements include:

- At RS Components UK, "milk-rounds" have been introduced, using a single vehicle to collect stock from a number of suppliers, thus reducing individual journeys.
- Vehicles supplied for use on RS work in Europe are required to meet the latest European vehicle emissions standards.

In addition, by using RS to supply a wide range of products, as opposed to multiple suppliers, customers reduce their environmental impact through reduced vehicle movements and lower packaging consumption.

Ethical trading

Electrocomponents has a wide supplier base with a large range of products sourced worldwide. The Group does not knowingly trade with suppliers, customers or others whose activities involve unethical practice and provides specific guidance for employees on Ethical Trading in the Group Policy Manual.

Since 2001, the Group has progressively implemented "Ethical Audits" for direct suppliers in developing economies and a number of components have been re-sourced as a result. We will be developing our policy in respect of indirect suppliers and distributors.

Health & Safety

The Group is committed to health & safety best practice as an integral part of our business activities. Our stated health & safety objectives are:

- To provide information, training and skills development to staff to support and promote our health & safety objectives.
- To implement systems and processes that are effective in promoting best practice in health & safety standards and health & safety performance.
- To regularly review our performance and strive for continual improvement through agreed objectives and target setting.

Over the last year the employee accident rate continued to improve and successful health & safety management planning helped to ensure that three new warehouses in Germany, Italy and Japan were opened with no "lost time accidents".

During 2002, Radiospares in France implemented an agreement with the highways companies of northern France to promote road safety. Radiospares was the first private company to conclude such an agreement and was featured prominently in the media.

In February 2003, RS Components became one of the first companies in the UK distribution sector to be accredited to Occupational Health & Safety Standard (OHSAS) 18001, and during 2003 the Group will develop its health & safety systems and processes using this model.

Employees

The Group values the commitment of our employees and our employment policies are designed to respect their human rights and to ensure equal opportunity and promote diversity. Electrocomponents complies with the core International Labour Organisation conventions and prohibits the use of child, under-age or forced labour.

The Group communicates with its employees in a number of ways, including through the corporate intranet and through the Electrocomponents Forum, which includes employees elected by each Operating Company and Group Process.

Employees are actively encouraged to train and to develop their careers. The Group has piloted "open learning" facilities for all employees, using computer-based training and hard copy text sources, with other training material available via the intranet.

The Company also sponsors language classes and for employees who do not have ready access to the intranet, RS Components Corby are providing "kiosks", which provide a learning area to allow employees to gain access to the intranet.

Community activities

Electrocomponents has a strong sense of community responsibility, and encourages our businesses around the world to enhance our relationships with the communities in which we operate. As an example of the types of activities, RS Components Corby donated the use of their Customer Contact Centre to collect donations to the UK's 'Red Nose' Comic Relief appeal. Over 160 members of staff volunteered their own time to take over £130,000 in public donations.

Report of the Auditors

For the year ended 31 March 2003

Independent auditors' report to the members of Electrocomponents plc

We have audited the financial statements of Electrocomponents plc which comprise the Consolidated profit and loss account, the Company and Group balance sheets, the Consolidated cash flow statement, the Consolidated statement of total recognised gains and losses, the Principal accounting policies and notes 1 to 35. We have also audited the information in the Remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Report and the Remuneration report. As described on page 29, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 28 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the Remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Remuneration report to be audited.

Opinion

In our opinion:

the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 March 2003 and of the profit of the Group for the year then ended; and

the financial statements and the part of the Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

29 May 2003

Consolidated profit and loss account

For the year ended 31 March 2003

	Note	2003 £M	2002 £M
Turnover	2	743.7	759.6
Cost of sales		(351.6)	(372.4)
Gross profit		392.1	387.2
Distribution and marketing expenses		(279.8)	(265.9)
Administration expenses			
– before amortisation of goodwill		(10.2)	(12.6)
– amortisation of goodwill		(11.3)	(12.0)
		(21.5)	(24.6)
Operating profit	3		
– before amortisation of goodwill		102.1	108.7
– amortisation of goodwill		(11.3)	(12.0)
		90.8	96.7
Net interest payable	5	(1.2)	(3.2)
Profit on ordinary activities before taxation	4	89.6	93.5
Profit before taxation and amortisation of goodwill		100.9	105.5
Taxation on profit on ordinary activities	7	(29.3)	(30.6)
Profit on ordinary activities after taxation	8	60.3	62.9
Dividend	9	(73.9)	(69.2)
Retained loss for the financial year		(13.6)	(6.3)
Earnings per share			
Basic	10		
– before amortisation of goodwill		16.5p	17.3p
– after amortisation of goodwill		13.9p	14.5p
Diluted	10		
– before amortisation of goodwill		16.5p	17.2p
– after amortisation of goodwill		13.9p	14.5p

Consolidated statement of total recognised gains and losses

For the year ended 31 March 2003

	2003 £M	2002 £M
Profit for the financial year	60.3	62.9
Translation differences	(10.8)	0.5
Total recognised gains and losses relating to the year	49.5	63.4

All profits and losses shown are stated at historical cost and relate to continuing operations.
The statement of movements on Group reserves is at note 31.

The notes on pages 43 to 57 form part of these accounts.

Balance sheets

As at 31 March 2003

	Note	Group 2003 £M	2002 £M	Company 2003 £M	2002 £M
Fixed assets					
Intangible fixed assets	11	**176.6**	208.5	–	–
Tangible fixed assets	12	**170.1**	155.9	**34.4**	40.7
Investments	14	**1.6**	1.3	**394.2**	389.2
		348.3	365.7	**428.6**	429.9
Current assets					
Stocks	19	**134.1**	135.1	–	–
Debtors	20	**146.8**	145.4	**18.1**	16.5
Investments	21	**23.8**	16.3	**23.8**	16.3
Cash at bank and in hand		**2.9**	5.1	**27.5**	20.1
		307.6	301.9	**69.4**	52.9
Creditors: amounts falling due within one year	22	**(204.6)**	(184.5)	**(176.5)**	(132.7)
Net current assets		**103.0**	117.4	**(107.1)**	(79.8)
Total assets less current liabilities		**451.3**	483.1	**321.5**	350.1
Creditors: amounts falling due after more than one year	23	**(54.0)**	(60.8)	**(39.3)**	(48.4)
Provisions for liabilities and charges	26	**(9.1)**	(10.2)	**(2.4)**	(2.5)
		388.2	412.1	**279.8**	299.2
Capital and reserves					
Called-up share capital	28	**43.5**	43.5	**43.5**	43.5
Share premium account	31	**38.3**	37.8	**38.3**	37.8
Profit and loss account	31	**306.4**	330.8	**198.0**	217.9
Equity shareholders' funds		**388.2**	412.1	**279.8**	299.2

These accounts were approved by the Board of Directors on 29 May 2003 and signed on its behalf by:

J L Hewitt

Deputy Chairman and Group Finance Director

The notes on pages 43 to 57 form part of these accounts.

Consolidated cash flow statement

For the year ended 31 March 2003

	Note	2003 Total £M	2002 Continuing operations £M	2002 Discontinued operations £M	2002 Total £M
Reconciliation of operating profit to net cash inflow from operating activities					
Operating profit		90.8	96.7	–	96.7
Amortisation of goodwill		11.3	12.0	–	12.0
Depreciation and other amortisation		19.1	19.5	–	19.5
Decrease in stocks		2.7	29.0	0.5	29.5
(Increase) decrease in debtors		(0.2)	18.5	4.4	22.9
Increase (decrease) in creditors		9.9	(19.0)	(2.3)	(21.3)
Net cash inflow from operating activities		133.6	156.7	2.6	159.3
Cash flow statement					
Net cash inflow from operating activities		133.6	156.7	2.6	159.3
Returns on investments and servicing of finance	33	(1.2)	(3.7)	–	(3.7)
Taxation		(31.5)	(35.2)	2.3	(32.9)
Capital expenditure and financial investment	33	(32.7)	(41.5)	0.4	(41.1)
Free cash flow		68.2	76.3	5.3	81.6
Acquisitions	16	–			(0.8)
Equity dividends paid	9	(70.6)			(62.7)
Cash (outflow) inflow before use of liquid resources and financing		(2.4)			18.1
Management of liquid resources	33	(5.1)			(9.6)
Financing					
Shares	33	0.5			3.0
Loans	33	3.9			(18.4)
Decrease in cash in the year		(3.1)			(6.9)
Reconciliation of net cash flow to movement in net debt					
Decrease in cash		(3.1)			(6.9)
Management of liquid resources		5.1			9.6
Financing – loans		(3.9)			18.4
Change in net debt relating to cash flows		(1.9)			21.1
Translation differences		8.0			1.4
Decrease in net debt for the year		6.1			22.5
Net debt at the beginning of the year		(53.0)			(75.5)
Net debt at the end of the year	34	(46.9)			(53.0)

The cash flows of discontinued operations relate to the closure of Pact International Ltd. in 2001.

The notes on pages 43 to 57 form part of these accounts.

Principal accounting policies

Basis of preparation

The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards.

Basis of consolidation

All subsidiary accounts are made up to 31 March and are included in the consolidated accounts. The Group accounts comprise the consolidated accounts of the Company and its subsidiaries. A separate profit and loss account is not presented in respect of the Company, as provided by Section 230 of the Companies Act 1985.

Goodwill

Goodwill arising on all acquisitions prior to 31 March 1998 has been written off against reserves. On disposal of a business, the gain or loss on disposal includes that goodwill previously written off on acquisition. Following the introduction of FRS 10 in the year ended 31 March 1999, the Group chose not to restate goodwill that had been eliminated against reserves.

Goodwill arising on acquisitions after 1 April 1998 is capitalised and amortised on a straight-line basis over its estimated useful life, with a maximum of 20 years.

Investments in subsidiary undertakings

Investments in subsidiary undertakings including long term loans are included in the balance sheet of the Company at the lower of cost and the expected recoverable amount. Any impairment is recognised in the profit and loss account.

Investments in associated undertakings

Investments in undertakings, other than subsidiary undertakings, in which the Group has a substantial interest (20% or more) and over which it exerts significant influence are treated as associated undertakings.

Translation of foreign currencies

Overseas companies' profits, losses and cash flows are translated at average exchange rates for the year, and assets and liabilities at rates ruling at the balance sheet date. Exchange differences arising on foreign currency net investments are taken to reserves. Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains and losses on translation are included in the profit and loss account.

Financial instruments

Gains and losses on hedging instruments are not recognised in the performance statements until the exchange movement on the item being hedged is recognised.

Turnover

Turnover represents the sale of goods and services and is stated net of sales taxes.

Operating expense classification

Cost of sales comprises the cost of goods delivered to customers.

Distribution and marketing expenses include all operating company expenses, together with the Supply Chain, Product Management, Media Publishing, Facilities, Information Systems and e-Commerce process expenses.

Administration expenses comprise Finance, Legal and Human Resources process expenses, together with the expenses of the Group Board.

Pension costs

In the United Kingdom the Group operates a pension scheme providing benefits based on final pensionable pay for eligible employees who joined on or before 1 April 2003. The scheme is administered by a corporate trustee and the funds are independent of the Group's finances. Contributions to the scheme are charged to the profit and loss account so as to spread the cost of pensions over the working lives with the Group of those employees who are in the scheme. There are no significant prepayments or provisions included within the balance sheet. For employees who joined after 1 April 2003 the Group provides a defined contribution pension scheme. In addition to the UK schemes, benefits are provided elsewhere in the Group through defined contribution, defined benefit and government schemes.

The Group has decided not to adopt FRS 17 Retirement benefits early. The transitional disclosures required by FRS 17 can be found in note 6.

Principal accounting policies (continued)

Long Term Incentive Plan and Long Term Incentive Share Option Plan

The consolidated profit and loss account includes the income and administration expenses of the Long Term Incentive Plan (LTIP) and the Long Term Incentive Share Option Plan (LTIOP), and the consolidated and Company balance sheets include the assets and liabilities of the Plans. Shares in the Company, held by the trust established to administer the Plans, are shown as fixed asset investments. Where options over shares are awarded to managers the value of the expected award is amortised on a straight-line basis over the periods of service to which the awards relate.

Government grants

Government grants related to expenditure on tangible fixed assets are credited to the profit and loss account at the same rate as the depreciation on the asset to which the grants relate. The amortised balance of capital grants is included within creditors.

Depreciation

No depreciation has been charged on freehold land. Other assets have been depreciated to residual value, on a straight-line basis at the following annual rates:

Freehold buildings	2%
Leasehold premises	term of lease, not exceeding 50 years
Warehouse systems	10-20%
Motor vehicles	25%
Mainframe computer equipment	20%
Network computer equipment	33%
Portable computers	50%
Computer software costs	20-33%
Other office equipment	20%

Stocks

Stocks are valued at the lower of cost and net realisable value. Work in progress and goods for resale include attributable overheads.

Catalogue costs

Prior to the issue of a catalogue, all related costs incurred are accrued and carried as a prepayment. On the issue of a catalogue, these costs are written off over the life of the catalogue, which mainly varies between six and twelve months. Major investments in new catalogue production systems are written off over the period during which the benefits of those investments are anticipated, such period not to exceed five years.

Net debt

Net debt comprises net cash and liquid resources less borrowings. Net cash comprises cash in hand and held with qualifying financial institutions in current accounts or overnight deposits net of overdrafts with qualifying financial institutions. Liquid resources include government securities and term deposits with qualifying financial institutions and are classed as investments under current assets. Borrowings represent term loans from qualifying financial institutions together with capital instruments classified as liabilities under FRS 4.

Deferred taxation

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

Leases

The Group has no material assets held under finance leases.

Operating lease rentals are charged to the profit and loss account on a straight-line basis over the course of the lease period. The benefits of rent free periods and similar incentives are credited to the profit and loss account on a straight-line basis over the period up to the date on which the lease rentals are adjusted to the prevailing market rate.

Employee Share Trust

Where shares are issued to the Electrocomponents Qualifying Employee Share Ownership Trust (QUEST) an amount representing the difference between market value and the option price is transferred from the profit and loss account to the share premium account.

Notes to the consolidated accounts

For the year ended 31 March 2003

1 Analysis of income and expenditure

This analysis reconciles the Companies Act analysis shown in the Profit and Loss Account to the segmental analysis shown in note 2.

	2003 £M	2002 £M
Turnover	**743.7**	759.6
Cost of sales	**(351.6)**	(372.4)
Distribution and marketing expenses	**(215.4)**	(209.2)
Contribution – before amortisation of goodwill	**176.7**	178.0
Distribution and marketing expenses within process costs	**(64.4)**	(56.7)
Administration expenses – before amortisation of goodwill	**(10.2)**	(12.6)
Groupwide process costs	**(74.6)**	(69.3)
Administration expenses – amortisation of goodwill on the acquisition of Allied Electronics Inc	**(11.1)**	(11.9)
Administration expenses – amortisation of goodwill on the acquisition of RS Components AS (Norway)	**(0.2)**	(0.1)
Operating profit	**90.8**	96.7

2 Segmental analysis

By geographical destination

		2003 £M	2002 £M
Turnover:	United Kingdom	**353.7**	379.7
	Rest of Europe	**227.0**	214.4
	North America	**103.2**	110.0
	Japan	**11.3**	9.0
	Rest of World	**48.5**	46.5
		743.7	759.6

By geographical origin		2003 Total sales £M	2003 Inter-segment sales £M	2003 Turnover £M	2002 Total sales £M	2002 Inter-segment sales £M	2002 Turnover £M
Turnover:	United Kingdom	**445.7**	**(78.8)**	**366.9**	462.3	(69.3)	393.0
	Rest of Europe	**225.7**	**(1.4)**	**224.3**	212.1	(1.4)	210.7
	North America	**103.5**	**(0.1)**	**103.4**	110.5	–	110.5
	Japan	**11.3**	**–**	**11.3**	9.0	–	9.0
	Rest of World	**38.8**	**(1.0)**	**37.8**	36.7	(0.3)	36.4
		825.0	**(81.3)**	**743.7**	830.6	(71.0)	759.6

		2003 £M	2002 £M
Operating profit:	United Kingdom	**119.1**	126.2
	Rest of Europe	**44.1**	40.4
	North America	**14.4**	15.9
	Japan	**(3.3)**	(4.7)
	Rest of World	**2.4**	0.2
	Contribution – before amortisation of goodwill	**176.7**	178.0
	Groupwide process costs	**(74.6)**	(69.3)
	Amortisation of goodwill – Allied (North America)	**(11.1)**	(11.9)
	Amortisation of goodwill – RS Norway (Rest of Europe)	**(0.2)**	(0.1)
		90.8	96.7

Notes to the consolidated accounts (continued)

For the year ended 31 March 2003

2 Segmental analysis (continued)

By geographical location

		2003 £M	2002 £M
Net assets:	United Kingdom	**219.9**	210.5
	Rest of Europe	**70.4**	67.0
	North America	**26.5**	29.5
	Japan	**1.7**	3.5
	Rest of World	**22.0**	27.1
	Net operating assets (excluding goodwill)	**340.5**	337.7
	Net debt	**(46.9)**	(53.0)
	Unallocated net assets	**94.6**	127.4
		388.2	412.1
Unallocated net assets comprise:			
	Intangible fixed assets:		
	goodwill – Allied (North America)	**175.9**	202.7
	goodwill – RS Norway (Rest of Europe)	**0.7**	0.8
	Corporate tax	**(21.8)**	(23.0)
	Proposed dividend	**(51.1)**	(47.9)
	Provisions for liabilities and charges	**(9.1)**	(10.2)
		94.6	127.4

3 Net interest payable

	2003 £M	2002 £M
Interest receivable	**2.0**	0.4
Interest payable on loans and overdrafts	**(3.2)**	(3.6)
	(1.2)	(3.2)

4 Profit on ordinary activities before taxation

Profit before taxation is stated after charging (crediting):

	Note	2003 £M	2002 £M
Remuneration of the auditors and their associates:			
audit and expenses		**0.5**	0.5
taxation services and advice		**0.3**	0.3
other consultancy services worldwide*		**0.1**	0.1
Depreciation		**19.6**	19.9
Amortisation of goodwill		**11.3**	12.0
Amortisation of own shares	16	**(0.4)**	0.1
Amortisation of government grants		**(0.1)**	(0.1)
Operating profit on disposal of plant and machinery		**–**	(0.4)
Hire of plant and machinery		**3.1**	2.2

The fee in respect of the audit of the Company is £67,000 (2002: £62,000).

*No fees were capitalised in 2003 (2002: £0.1m).

5 Employees

Numbers employed

	2003	2002
The average number of employees during the year was:		
Management and administration	**392**	395
Distribution and marketing	**4,636**	4,579
	5,028	4,974

Of these staff 2,297 were employed in the United Kingdom (2002: 2,354).

Aggregate employment costs

	£M	£M
Wages and salaries	**108.4**	100.7
Social security costs	**12.5**	12.0
Pension costs	**7.8**	7.1
	128.7	119.8

The remuneration of individual Directors is detailed on page 33.

6 Pension schemes

The funding of the United Kingdom defined benefit scheme is assessed in accordance with the advice of independent actuaries. The pension costs for the year ended 31 March 2003 amounted to £3.9m (2002: £3.6m).

The most recent valuation (carried out in 2001) adopted a market-related approach to funding using the projected unit credit method. The assumptions underlying the calculation of the liabilities were derived by reference to the gross redemption yield on long term gilts in conjunction with a pre-retirement equity enhancement, consistent with market conditions at the time of the valuation.

The principal assumptions applied in the 2001 valuation were therefore as follows:

	PAST SERVICE	FUTURE SERVICE
Investment return:		
before retirement	6.25%	6.5%
after retirement	5%	5.25%
Rate of future earnings inflation	4.25%	4.25%
Rate of increase in pensions payment	2.5%	2.5%

At the date of the 2001 valuation, the market value of the assets of the scheme was £169.8m, and the actuarial valuation of the assets covered 115% of the benefits that had accrued to the members after allowing for expected future increases in earnings giving a surplus of £22.1m. The excess assets above the value of the liabilities are being eliminated by means of a reduction in the level of employer contributions to the Scheme. The next valuation will be carried out no later than 31 March 2004.

Less formal funding updates are carried out each year and as at 31 March 2002 the surplus had reduced to £11m. The results of the review as at 31 March 2003 are not yet finalised, but the position will have deteriorated further, with the scheme now in deficit. The Company will be exploring whether it might be appropriate to increase contributions to some extent before the next full valuation. The statutory minimum funding position of the Scheme remains good with a Minimum Funding Ratio estimated at between 120% and 125% as at 31 March 2003.

In addition to the UK scheme outlined above there are certain pension benefits provided on a defined contribution basis in Australia and North America amounting to £0.7m (2002: £0.7m), on a defined benefit basis in Germany and Ireland amounting to £0.4m (2002: £0.4m), and via government schemes in France, Italy, Denmark and North Asia amounting to £1.6m (2002: £1.4m).

FRS 17 Disclosure

A new pension accounting standard, FRS 17, was issued in November 2000. The disclosures required by FRS 17 in the second transitional year of adoption are set out below.

The Electrocomponents Group operates defined benefit schemes in the UK, Germany and the Republic of Ireland. The German scheme is unfunded, in line with local practice. The last actuarial valuation of the UK scheme was carried out as at 31 March 2001 and has been updated to 31 March 2003 by a qualified independent actuary in accordance with FRS 17. The last actuarial valuations of the German and Irish schemes were carried out as at 31 March 2003 by the respective independent scheme actuaries in accordance with the requirements of FRS 17.

The principal assumptions used in the valuations of the liabilities of the Group's schemes under FRS 17 are:

	2003 UNITED KINGDOM	GERMANY	REPUBLIC OF IRELAND	2002 UNITED KINGDOM	GERMANY	REPUBLIC OF IRELAND
Discount rate	**5.5%**	**5.5%**	**5.5%**	6%	6%	6%
Rate of increase in salaries	**4.25%**	**3%**	**4%**	4.5%	3%	3.75%
Rate of increase of pensions in payment	**2.5%**	**2%**	**2%**	2.75%	2%	2.5%
Inflation assumption	**2.5%**	**2%**	**2%**	2.75%	2%	2.5%

The expected long term rates of return on the schemes' assets as at 31 March were:

	2003 UNITED KINGDOM	GERMANY	REPUBLIC OF IRELAND	2002 UNITED KINGDOM	GERMANY	REPUBLIC OF IRELAND
Equities	**6.75%**	**n/a**	**7.4%**	7.75%	n/a	8.5%
Corporate bonds	**4.75%**	**n/a**	**n/a**	n/a	n/a	n/a
Government bonds	**3.75%**	**n/a**	**4.4%**	5.25%	n/a	5.5%
Cash	**3%**	**n/a**	**n/a**	4%	n/a	n/a
Property	**n/a**	**n/a**	**n/a**	7.75%	n/a	n/a
Other	**n/a**	**n/a**	**5.4%**	n/a	n/a	6.5%

Notes to the consolidated accounts (continued)

For the year ended 31 March 2003

6 Pension schemes (continued)

The valuations of the schemes as at 31 March were:

	2003 United Kingdom valuation £M	Germany valuation £M	Republic of Ireland valuation £M	Total valuation £M	2002 United Kingdom valuation £M	Germany valuation £M	Republic of Ireland valuation £M	Total valuation £M
Equities	96.8	n/a	0.6	97.4	127.3	n/a	0.7	128.0
Corporate bonds	13.0	n/a	–	13.0	–	n/a	–	–
Government bonds	23.1	n/a	0.2	23.3	35.1	n/a	0.2	35.3
Cash	1.6	n/a	–	1.6	5.0	n/a	–	5.0
Property	–	n/a	–	–	1.4	n/a	–	1.4
Other	–	n/a	0.3	0.3	–	n/a	0.3	0.3
Total market value of assets	134.5	–	1.1	135.6	168.8	–	1.2	170.0
Present value of scheme liabilities	(174.7)	(3.0)	(1.3)	(179.0)	(149.3)	(2.0)	(1.1)	(152.4)
(Deficit) surplus in the scheme	(40.2)	(3.0)	(0.2)	(43.4)	19.5	(2.0)	0.1	17.6
Related deferred tax asset (liability)	12.1	1.2	–	13.3	(5.9)	0.8	–	(5.1)
Net pension (liability) asset	(28.1)	(1.8)	(0.2)	(30.1)	13.6	(1.2)	0.1	12.5

The deficit of £1.8m in the German scheme is financed through existing book reserves established within the German accounts.

If the above pension liability or asset was recognised in the financial statements, the Group's net assets and profit and loss reserve as at 31 March would be as follows:

	2003 Profit and loss reserve £M	Net assets £M	2002 Profit and loss reserve £M	Net assets £M
As stated excluding pension (liability) asset	306.4	388.2	330.8	412.1
Net pension (liability) asset	(30.1)	(30.1)	12.5	12.5
Including net pension (liability) asset	276.3	358.1	343.3	424.6

For the year ended 31 March 2003:

The amounts charged to the profit and loss account under FRS 17 would have been:

	United Kingdom £M	Germany £M	Republic of Ireland £M	Total £M
Current service cost	(7.7)	(0.3)	–	(8.0)
Past service cost	–	–	–	–
Total charge to operating profit	**(7.7)**	**(0.3)**	–	**(8.0)**
Interest cost	(9.3)	(0.2)	(0.1)	(9.6)
Expected return on assets	12.1	–	0.1	12.2
Net credit to other finance income	**2.8**	**(0.2)**	–	**2.6**
Total profit and loss pension charge	**(4.9)**	**(0.5)**	–	**(5.4)**

The amount included within the Group statement of total recognised gains and losses would have been:

	United Kingdom £M	Germany £M	Republic of Ireland £M	Total £M
Actual less expected return on scheme assets	(48.9)	n/a	(0.4)	(49.3)
– as a % of scheme assets	36.4%		36.4%	
Experience gains and losses arising on the scheme liabilities	(1.4)	0.1	–	(1.3)
– as a % of scheme liabilities	0.8%	(3.3)%	0.0%	
Changes in assumptions underlying the present value of the scheme liabilities	(9.3)	(0.3)	–	(9.6)
Actuarial loss recognised in Group statement of total recognised gains and losses	**(59.6)**	**(0.2)**	**(0.4)**	**(60.2)**
– as a % of scheme liabilities	34.1%	6.7%	30.8%	

6 Pension schemes (continued)

The movement in deficit during the year would have been:

	United Kingdom £M	Germany £M	Republic of Ireland £M	Total £M
Surplus (deficit) in scheme at the beginning of the year	19.5	(2.0)	0.1	17.6
Movement in year:				
Current service cost	(7.7)	(0.3)	–	(8.0)
Post service cost	–	–	–	–
Contributions	4.8	–	0.1	4.9
Other finance income	2.8	(0.2)	–	2.6
Actuarial loss	(59.6)	(0.2)	(0.4)	(60.2)
Exchange differences	–	(0.3)	–	(0.3)
Deficit in scheme at the end of the year	**(40.2)**	**(3.0)**	**(0.2)**	**(43.4)**

7 Taxation

Taxation on the profit of the Group

	2003 £M	2002 £M
United Kingdom corporation tax at 30%	21.8	23.5
United Kingdom deferred taxation	–	0.3
	21.8	23.8
Overseas taxation – current	**8.4**	8.1
Overseas taxation – deferred	**(0.9)**	(1.3)
	29.3	30.6

All deferred taxation relates to the origination and reversal of timing differences.

Current tax is reconciled to a notional 30% of profit before taxation as follows:

	2003 £M	2002 £M
Expected tax charge	**26.9**	28.0
Overseas tax rates	**1.4**	1.3
Utilisation of tax losses	**(2.8)**	(0.7)
Creation of tax losses	**4.8**	5.9
Timing differences – capital allowances	**0.6**	0.5
Timing differences – goodwill deduction	**(1.6)**	(1.6)
Timing differences – other	**1.1**	(1.1)
Other	**(0.2)**	(0.7)
	30.2	31.6

8 Profit for the financial year

	2003 £M	2002 £M
Dealt with in the accounts of the Company	**54.0**	132.6
Retained by subsidiaries	**6.3**	(69.7)
	60.3	62.9

9 Dividends

Profit and loss account

	2003 £M	2002 £M
Interim dividend paid – 5.25p (2002: 4.90p)	**22.8**	21.3
Final dividend proposed – 11.75p (2002: 11.00p)	**51.1**	47.9
	73.9	69.2

Cash flow statement

	2003 £M	2002 £M
Final dividend for the year ended 31 March 2002	**47.8**	41.4
Interim dividend for the year ended 31 March 2003	**22.8**	21.3
	70.6	62.7

Notes to the consolidated accounts (continued)

For the year ended 31 March 2003

10 Earnings per share	2003 £M	2002 £M
Profit on ordinary activities after taxation	60.3	62.9
Amortisation of goodwill (excluding tax effect)	11.3	12.0
Profit on ordinary activities after taxation and before amortisation of goodwill	71.6	74.9
Weighted average number of shares	434,757,914	434,066,102
Dilutive effect of share options	174,518	793,194
Diluted weighted average number of shares	434,932,432	434,859,296

	PENCE	PENCE
Basic earnings per share		
Before amortisation of goodwill	16.5	17.3
After amortisation of goodwill	13.9	14.5
Diluted earnings per share		
Before amortisation of goodwill	16.5	17.2
After amortisation of goodwill	13.9	14.5

11 Intangible fixed assets Cost	GROUP GOODWILL £M
At 1 April 2002	241.7
Translation differences	(24.2)
At 31 March 2003	**217.5**
Amortisation	
At 1 April 2002	33.2
Charged in the year	11.3
Translation differences	(3.6)
At 31 March 2003	**40.9**
Net book value	
At 31 March 2003	**176.6**
At 31 March 2002	208.5

12 Tangible fixed assets Cost	GROUP LAND AND BUILDINGS £M	PLANT AND MACHINERY £M	COMPUTER SYSTEMS £M	TOTAL £M	COMPANY LAND AND BUILDINGS £M	PLANT AND MACHINERY £M	COMPUTER SYSTEMS £M	TOTAL £M
At 1 April 2002	97.3	88.9	78.7	264.9	37.4	9.1	2.6	49.1
Additions	0.4	8.0	22.9	31.3	–	0.2	1.0	1.2
Disposals	(0.1)	(2.2)	(4.8)	(7.1)	–	(0.7)	(3.1)	(3.8)
Translation differences	2.6	1.6	0.8	5.0	–	–	–	–
At 31 March 2003	**100.2**	**96.3**	**97.6**	**294.1**	**37.4**	**8.6**	**0.5**	**46.5**
Depreciation								
At 1 April 2002	17.3	54.9	36.8	109.0	3.2	4.6	0.6	8.4
Charged in the year	2.1	8.1	9.4	19.6	2.9	0.9	0.3	4.1
Disposals	(0.1)	(1.8)	(4.2)	(6.1)	–	–	(0.4)	(0.4)
Translation differences	0.3	0.7	0.5	1.5	–	–	–	–
At 31 March 2003	**19.6**	**61.9**	**42.5**	**124.0**	**6.1**	**5.5**	**0.5**	**12.1**
Net book value								
At 31 March 2003	**80.6**	**34.4**	**55.1**	**170.1**	**31.3**	**3.1**	**–**	**34.4**
At 31 March 2002	80.0	34.0	41.9	155.9	34.2	4.5	2.0	40.7

12 Tangible fixed assets (continued)

Net book value of land and buildings	GROUP 2003 £M	2002 £M	COMPANY 2003 £M	2002 £M
Freehold land	13.8	13.2	6.5	8.8
Freehold buildings	60.9	60.5	24.8	25.4
Long leasehold	0.6	0.7	–	–
Short leasehold	5.3	5.6	–	–
	80.6	80.0	31.3	34.2
Net book value of plant and machinery				
Plant and machinery	30.4	30.2	2.9	4.2
Other office equipment	3.0	2.8	0.2	0.3
Motor vehicles	1.0	1.0	–	–
	34.4	34.0	3.1	4.5
Net book value of computer systems	55.1	41.9	–	2.0

All classes of tangible fixed assets are depreciated except for freehold land.

13 Capital commitments	GROUP 2003 £M	2002 £M	COMPANY 2003 £M	2002 £M
Contracted capital expenditure at 31 March, for which no provision has been made in these accounts	4.5	1.0	–	–

14 Investments	GROUP 2003 £M	2002 £M	COMPANY 2003 £M	2002 £M
Subsidiary undertakings	–	–	392.7	388.1
Associated undertakings	0.1	0.2	–	–
Investment in own shares	1.5	1.1	1.5	1.1
	1.6	1.3	394.2	389.2

15 Subsidiary undertakings

Cost:	SHARES £M	LOANS £M	TOTAL £M
At 1 April 2002	175.1	228.4	403.5
Additions	–	4.6	4.6
Disposals	–	–	–
At 31 March 2003	175.1	233.0	408.1
Provisions:			
At 1 April 2002	–	15.4	15.4
Released in the year	–	–	–
At 31 March 2003	–	15.4	15.4
Net book value:			
At 31 March 2003	175.1	217.6	392.7
At 31 March 2002	175.1	213.0	388.1

16 Own shares	COST £M	ACCUMULATED AMORTISATION £M	NET £M
At 1 April 2002	2.4	(1.3)	1.1
Additions	–	–	–
Disposals	(0.6)	0.6	–
Charge for the year	–	0.4	0.4
At 31 March 2003	1.8	(0.3)	1.5

Notes to the consolidated accounts (continued)

For the year ended 31 March 2003

16 Own shares (continued)

The charge for the year represents the change in the provision for transfers of shares under the Long Term Incentive Plan ("LTIP") and the Long Term Incentive Share Option Plan ("LTIOP"). No shares are expected to vest under the LTIP. Shares held to meet the expected LTIOP vesting are being written down over their three year vesting period to reflect the difference between cost and recoverable amount.

In June 1995 a discretionary employee benefit trust, the Electrocomponents Employee Trust ("EET") was established by the Company to facilitate the operation of the LTIP. The beneficiaries are present employees of the Company and its subsidiaries.

Under the terms of the trust deed the trustees are permitted to acquire the Company's ordinary shares by way of market purchase and allocate them on a discretionary basis to individual beneficiaries. EET is funded by an interest-free loan from the Company. During the year no ordinary shares in the Company were purchased by the trustees.

On 4 July 2002 ordinary shares were transferred as follows:

Mr Butler	20,208
Mr Hewitt	28,869
Mr Lawson	42,727
Mr Mason	17,321

At 31 March 2003, a total of 308,417 (2002: 417,542) ordinary shares in the Company were held by EET, all of which were under option to employees for a nominal consideration. The market value of the shares at 31 March 2003 was £792,631.

At 31 March 2003, a total of 41,513 (2002: 91,999) ordinary shares in the Company were also held by the QUEST, all of which were under option to employees as detailed in note 30. The market value of the shares at 31 March 2003 was £106,688.

17 Principal subsidiary undertakings and associated undertakings	PRINCIPAL LOCATION	COUNTRY OF INCORPORATION
Mail order of electronic, electrical and mechanical products		
RS Components Pty Limited*	Sydney	Australia
RS Components GesmbH*	Gmünd	Austria
Allied Electronics (Canada) Inc.*	Ottawa	Canada
RS Componentes Electrónicos Limitada*	Santiago	Chile
RS Components A/S*	Copenhagen	Denmark
Radiospares Composants SNC*	Beauvais	France
RS Components GmbH*	Frankfurt	Germany
RS Components Limited*	Kowloon	Hong Kong
RS Components & Controls (India) Ltd†	New Delhi	India
RS Components SpA*	Milan	Italy
RS Components KK*	Yokohama	Japan
RS Components Sdn Bhd*	Kuala Lumpur	Malaysia
RS Components BV*	Haarlem	Netherlands
RS Components Limited*	Auckland	New Zealand
RS Components AS*	Haugesund	Norway
RS Components (Shanghai) Company Ltd*	Shanghai	People's Republic of China
Radionics Limited*	Dublin	Republic of Ireland
RS Components Pte Limited*	Singapore	Singapore
Amidata SA*	Madrid	Spain
RS Components AB*	Vällingby	Sweden
RS Components Limited	Corby	United Kingdom
Allied Electronics Inc.*	Fort Worth, TX	United States of America
Holding and Management Companies		
Electrocomponents France SARL*	Beauvais	France
Electrocomponents UK Limited	Oxford	United Kingdom
RS Components Holdings Ltd*	Oxford	United Kingdom
Electrocomponents North America, Inc.*	Laytonsville, MD	United States of America

Except as stated below all of the above are wholly owned. Those companies marked with an asterisk are indirectly owned.

The companies operate within their countries of incorporation. RS Components Limited (UK) exports to over 160 countries and operates branch offices in Japan, South Africa, Taiwan, and the Philippines.

RS Components Limited also operates under the names of RS Calibration, RS Mechanical and RS Health & Safety in the United Kingdom.

Notes: † RS Components & Controls (India) Ltd ("RSCC") is a joint venture with Controls & Switchgear Company Ltd, a company registered in India. The authorised share capital of this company is Rs20m, of which Rs18m is issued and owned in equal shares by Electrocomponents UK Limited and its joint venture partner. RS Components Limited supplies product and catalogues to RSCC, while office space and distribution network are provided by Controls & Switchgear. During the year ended 31 March 2003 the Group made sales of £0.5m (2002: £0.6m) to RSCC and supplied catalogues at a cost to RSCC of £0.1m (2002: £0.1m). RSCC is treated in the accounts as an associated undertaking.

18 Acquisition

There were no acquisitions in the year ended 31 March 2003.

On 28 September 2001, the Group purchased part of the business and certain assets of Jacob Hatteland Supply AS, a company registered in Norway, for a cash consideration of £0.8m. Goodwill amounting to £0.8m has been capitalised and will be amortised on a straight line basis over its estimated useful life.

RS Components AS (Norway) commenced business with effect from 1 October 2001.

19 Stock	Group 2003 £M	2002 £M	Company 2003 £M	2002 £M
Raw materials and consumables	**1.7**	3.1	–	–
Work in progress	**2.3**	2.8	–	–
Finished goods and goods for resale	**130.1**	129.2	–	–
	134.1	135.1	–	–

20 Debtors	Group 2003 £M	2002 £M	Company 2003 £M	2002 £M
Trade debtors	**118.4**	124.2	–	–
Amounts owed by subsidiary undertakings	–	–	**16.0**	14.7
Amounts owed by associated undertakings	**0.8**	0.8	–	–
Other debtors	**9.8**	5.2	**0.8**	0.4
Corporate tax	**1.5**	0.3	–	–
Prepaid catalogue expenses	**9.8**	9.1	–	–
Other prepayments and accrued income	**4.5**	3.9	**0.1**	0.1
Amounts falling due within one year	**144.8**	143.5	**16.9**	15.2
Other debtors falling due after more than one year:				
Corporate tax	**0.1**	–	–	–
Prepaid pension costs	**1.2**	1.3	**1.2**	1.3
Other debtors	**0.7**	0.6	–	–
	146.8	145.4	**18.1**	16.5

21 Investments – current assets	Group 2003 £M	2002 £M	Company 2003 £M	2002 £M
Bank deposits	**23.8**	16.3	**23.8**	16.3

22 Creditors: amounts falling due within one year	Group 2003 £M	2002 £M	Company 2003 £M	2002 £M
Bank overdrafts (unsecured)	**0.3**	1.9	**58.0**	40.6
Current instalments of loans (see note 24)	**29.0**	19.7	**26.3**	14.3
Trade creditors	**61.4**	55.5	–	–
Amounts owed to subsidiary undertakings	–	–	**37.2**	28.3
Corporate tax	**23.4**	23.3	–	–
Other taxation and social security	**10.2**	8.1	**0.1**	0.1
Other creditors	**5.7**	7.2	–	–
Government grants	**0.3**	0.1	–	–
Accruals and deferred income	**23.2**	20.8	**3.8**	1.5
Proposed dividend	**51.1**	47.9	**51.1**	47.9
	204.6	184.5	**176.5**	132.7

23 Creditors: amounts falling after more than one year	Group 2003 £M	2002 £M	Company 2003 £M	2002 £M
Loans repayable after more than one year (see note 24)	**44.3**	52.8	**39.3**	48.4
Other creditors	**4.4**	3.4	–	–
Government grants	**5.3**	4.6	–	–
	54.0	60.8	**39.3**	48.4

Notes to the consolidated accounts (continued)

For the year ended 31 March 2003

24 Loans	Group 2003 £M	2002 £M	Company 2003 £M	2002 £M
Australian Dollar bank loans	2.7	–	2.6	–
Euro bank loans	5.0	4.5	–	–
Hong Kong Dollar bank loans	1.6	1.4	1.6	1.4
Japanese Yen bank loans	28.7	24.2	26.0	18.9
Singapore Dollar bank loans	4.4	1.7	4.4	1.7
Sterling bank loans	–	1.8	–	1.8
Swedish Kroner bank loans	0.1	–	0.1	–
US Dollar bank loans	30.8	38.9	30.9	38.9
	73.3	72.5	65.6	62.7
Amounts falling due within one year or on demand	(29.0)	(19.7)	(26.3)	(14.3)
	44.3	52.8	39.3	48.4
Loans repayable in more than one but not more than two years	39.9	–	39.3	–
Loans repayable in more than two but not more than five years	1.9	50.0	–	48.4
Loans repayable in more than five years	2.5	2.8	–	–
	44.3	52.8	39.3	48.4

The bank loans are at variable rates of interest and are unsecured.

25 Financial risk management

For the purpose of these disclosures the Group has excluded short term debtors and creditors where permitted by FRS 13, the accounting standard on derivatives and other financial instruments.

Further information on Treasury and financial management is included in the Financial review.

(a) Interest rate risk

The interest rate profile of the Group's financial assets and financial liabilities at 31 March is set out below:

Financial assets	2003 Floating rate financial assets £M	2003 Financial assets on which no interest is receivable £M	2003 Total £M	2002 Floating rate financial assets £M	2002 Financial assets on which no interest is receivable £M	2002 Total £M
Euro	24.1	0.3	24.4	19.9	0.2	20.1
Sterling	–	–	–	–	1.3	1.3
US Dollars	2.0	–	2.0	0.2	–	0.2
Other	0.6	0.4	1.0	1.3	0.4	1.7
Total financial assets	26.7	0.7	27.4	21.4	1.9	23.3

At 31 March the financial assets of the Group comprised:	2003 £M	2002 £M
Debtors due after more than one year	0.7	1.9
Investments	23.8	16.3
Cash at bank and at hand	2.9	5.1
	27.4	23.3

Floating rate financial assets comprise bank deposits, bearing interest at rates fixed in advance for periods ranging from overnight to 12 months by reference to the relevant inter-bank rate, plus current account cash balances, typically bearing nominal rates of interest.

25 Financial risk management (continued)

Financial liabilities	2003 Fixed rate financial liabilities £M	2003 Floating rate financial liabilities £M	2003 Total £M	2002 Fixed rate financial liabilities £M	2002 Floating rate financial liabilities £M	2002 Total £M
Euro	5.0	0.1	5.1	4.5	0.1	4.6
Hong Kong Dollars	–	1.6	1.6	–	1.6	1.6
Japanese Yen	–	28.7	28.7	–	24.2	24.2
Singapore Dollars	–	4.5	4.5	–	1.8	1.8
Sterling	–	–	–	–	2.6	2.6
US Dollars	–	30.8	30.8	–	39.0	39.0
Other	–	2.9	2.9	–	0.6	0.6
Total financial liabilities	5.0	68.6	73.6	4.5	69.9	74.4

As at the year end, the non-interest bearing financial liabilities were £0.5m (2002: £3.4m), which were predominantly denominated in Euros.

At 31 March the financial liabilities of the Group comprised:	2003 £M	2002 £M
Bank overdrafts repayable on demand (unsecured)	0.3	1.9
Current instalments of loans (see note 24)	29.0	19.7
Loans repayable between one and two years (see note 24)	39.9	–
Loans repayable between two and five years (see note 24)	1.9	50.0
Loans repayable in more than five years (see note 24)	2.5	2.8
	73.6	74.4

The weighted average interest rate of the fixed-rate financial liabilities was 3.85% (2002: 3.85%). The weighted average period to maturity for which the rates are fixed is 1,827 days (2002: 2,165 days). The floating rate financial liabilities comprise bank borrowings, bearing interest at rates fixed in advance for periods ranging from overnight to 12 months by reference to the relevant inter-bank rate, plus overdraft balances.

(b) Borrowing facilities

As at 31 March 2003 the Group had a £158.2m committed borrowing facility (2002: £176.1m) denominated in US Dollars, of which £118.9m was undrawn (2002: £127.6m). The undrawn amount will all expire in between one and two years.

(c) Fair values of financial assets and financial liabilities

It is considered that the fair value of all the Group's financial assets and liabilities approximates to their carrying value because of the short term nature of these amounts.

(d) Group hedging

The Group hedges a very high percentage of the foreign currency exposure arising from its trading activities over the course of the next 12 months, through the use of forward foreign exchange contracts.

The Company provides foreign currency inter-company loans to a number of its subsidiaries. The foreign currency asset in the parent company is hedged in full using currency swaps. This has the effect on a Group basis of converting an inter-company loan into a partial hedge against net foreign currency assets in the relevant currency.

The following table shows the nominal Sterling amount of the forward foreign exchange contracts in place at 31 March 2003 valued at the forward contracted rates and at the year end rates. The difference between the two is the unrecognised gain or loss. The hedges have no book value.

Notes to the consolidated accounts (continued)

For the year ended 31 March 2003

25 Financial risk management (continued)

Forward foreign exchange contracts	2003 Hedging trading flows £M	2003 Hedging inter-company debt £M	2003 Total £M	2002 Hedging trading flows £M	2002 Hedging inter-company debt £M	2002 Total £M
Notional principal amounts valued at the contracted rates:						
to sell Sterling and buy foreign currency	(26.7)	–	(26.7)	(16.7)	–	(16.7)
to buy Sterling and sell foreign currency	70.1	4.5	74.6	56.4	5.0	61.4
Total net amount:	43.4	4.5	47.9	39.7	5.0	44.7
Unrecognised gains and losses compared to year end rates:						
gains			0.6			0.7
losses			(4.1)			(0.1)
Total net unrecognised gains			(3.5)			0.6
Fair value at 31 March 2003*			**51.4**			44.1

*Fair value is calculated as the amount of Sterling that would be received if the net amount of foreign currency sold forward was revalued at year end rates.

Throughout the year and as at the year end, the Group had one interest rate swap. This converted fixed interest to floating interest on 7.2m Euro (£5.0m). The unrecognised gain arising on this interest rate swap as at 31 March 2003 was £0.3m (2002: nil).

Gains and losses on hedges	Gains £M	Losses £M	Total net gains (losses) £M
Unrecognised gains and losses at 1 April 2002	0.7	(0.1)	0.6
Gains and losses arising in previous years that were recognised in the year ended 31 March 2003	(0.7)	0.1	(0.6)
Gains and losses arising before 1 April 2002 that were not recognised in the year ended 31 March 2003	–	–	–
Gains and losses arising in the year ended 31 March 2003 that were not recognised in the year	0.9	(4.1)	(3.2)
Unrecognised gains and losses on hedges at 31 March 2003	**0.9**	**(4.1)**	**(3.2)**

(e) Currency exposures

At 31 March 2003 the Group had no forecast foreign currency exposures for the year ended 31 March 2003 which were not covered by forward foreign exchange contracts (2002: nil).

26 Provisions for liabilities and charges	Group deferred taxation £M	Company deferred taxation £M
At 1 April 2002	10.2	2.5
Profit and loss account	(0.9)	(0.1)
Translation differences	(0.2)	–
At 31 March 2003	**9.1**	**2.4**

Deferred taxation	Group 2003 £M	Group 2002 £M	Company 2003 £M	Company 2002 £M
Amounts provided:				
Accelerated capital allowances	**10.6**	10.5	**2.0**	2.1
Tax losses	**(8.4)**	(5.7)	–	–
Goodwill	**5.5**	4.5	–	–
Other short term timing differences	**1.4**	0.9	**0.4**	0.4
	9.1	10.2	**2.4**	2.5

Deferred taxation	Group 2003 £M	Group 2002 £M	Company 2003 £M	Company 2002 £M
Amounts not provided:				
Rolled over capital gains	**0.5**	0.5	–	–
Tax losses	**(14.8)**	(11.3)	–	–
	(14.3)	(10.8)	–	–

The tax losses above have not been recognised as recoverability is uncertain.

27 Lease commitments

The Group has entered into non-cancellable leases in respect of plant and machinery, the payments for which extend over a period of up to five years. The total annual rental (including interest) for 2003 was £3.1m (2002: £2.2m). The lease agreements provide that the Group will pay all insurance, maintenance and repairs. In addition, the Group leases certain properties on short and long term leases. The annual rental on these leases was £10.8m (2002: £9.9m). The rents payable under these leases are subject to renegotiation at various intervals specified in the leases. The Group pays all insurance, maintenance and repairs of these properties. The minimum annual rentals under the foregoing leases are as follows:

	GROUP				COMPANY			
	PROPERTIES		PLANT AND MACHINERY		PROPERTIES		PLANT AND MACHINERY	
	2003 £M	2002 £M	2003 £M	2002 £M	2003 £M	2002 £M	2003 £M	2002 £M
Operating leases which expire:								
within one year	**1.1**	0.9	**0.9**	0.5	**0.1**	0.2	**–**	–
within two to five years	**7.7**	7.2	**2.6**	4.4	**–**	–	**0.1**	–
after five years	**2.5**	2.4	**–**	–	**–**	–	**–**	–
	11.3	10.5	**3.5**	4.9	**0.1**	0.2	**0.1**	–

28 Contingent liabilities

At 31 March 2003 the following contingent liabilities existed:

COMPANY

Guarantees in respect of bank facilities available to certain subsidiaries up to a maximum of £48.6m (2002: £44.0m), of which £15.2m (2002: £13.0m) had been drawn down by the end of the year.

29 Share capital	2003 NUMBER OF SHARES	2002 NUMBER OF SHARES	2003 £M	2002 £M
Ordinary shares of 10p each:				
Authorised	**500,000,000**	500,000,000	**50.0**	50.0
Called up and fully paid:				
At 1 April 2002	**434,998,381**	434,242,103	**43.5**	43.4
New share capital subscribed	**208,274**	756,278	**–**	0.1
At 31 March 2003	**435,206,655**	434,998,381	**43.5**	43.5

All of the new share capital subscribed in 2003 related to the exercise of share options (see note 30).

30 Share option schemes	EXECUTIVE OPTIONS 1988 SCHEME	EXECUTIVE OPTIONS LTIOP SCHEME	SAYE SCHEMES	US S423 SCHEME	TOTAL
Movement in outstanding options:					
At 1 April 2002	3,556,215	–	3,470,987	71,030	7,098,232
Grants in the year	–	6,516,115	2,437,896	10,964	8,964,975
Options exercised	(202,580)	–	(33,798)	(5,694)	(242,072)
Options lapsed	(28,660)	–	(3,086,247)	(15,192)	(3,130,099)
At 31 March 2003	**3,324,975**	**6,516,115**	**2,788,838**	**61,108**	**12,691,036**
Consideration in respect of exercises	£0.4m	–	£0.1m	£0.0m	£0.5m
Options granted	1993 to 2001	2002	1997 to 2002	2001 to 2002	
Period of option	2003 to 2011	2005 to 2013	2003 to 2007	2003 to 2004	
Price per share					
Lowest	206.25p	312.0p	339.0p	299.0p	
Highest	686.0p	324.0p	529.0p	434.0p	
Weighted average	509.9p	312.0p	374.3p	409.8p	

Executive Share Options are normally exercisable during the period between the third and tenth anniversaries of the date of grant. For options issued prior to 1999 not more than 50% of the option may be exercised prior to the fifth anniversary of the date of grant and not more than 80% prior to the seventh anniversary. For options issued in 1999 or later, exercise is subject to meeting a performance target. No more options will be granted under this scheme. The Long Term Incentive Share Option Plan was approved by shareholders at the 2002 AGM and the first grant was made during the year. Options are subject to performance criteria and if they meet these will be exercisable between the third and tenth anniversaries of the date of grant. Options issued under the SAYE schemes are normally exercisable during the period of six months following either the third or fifth anniversary of the date of grant. For options issued under the US section 423 scheme, 20% are exercisable on or after the first anniversary of the date of grant, with the balance exercisable after the second anniversary. Share options outstanding to the Directors of the Company are detailed in the Report of the Remuneration Committee.

Notes to the consolidated accounts (continued)

For the year ended 31 March 2003

31 Reserves	Share premium account £M	Profit and loss account £M	Total £M
GROUP			
At 1 April 2002	37.8	330.8	368.6
Retained loss for the year	–	(13.6)	(13.6)
Translation differences	–	(10.8)	(10.8)
Premium on new share capital subscribed	0.5	–	0.5
At 31 March 2003	**38.3**	**306.4**	**344.7**
COMPANY			
At 1 April 2002	37.8	217.9	255.7
Retained loss for the year	–	(19.9)	(19.9)
Premium on new share capital subscribed	0.5	–	0.5
At 31 March 2003	**38.3**	**198.0**	**236.3**

The cumulative amount of goodwill written off directly to consolidated profit and loss reserves in respect of subsidiaries that form part of the Group's continuing activities at 31 March 2003 is £42.8m (2002: £42.8m).

32 Reconciliations of movements in shareholders' funds	Group 2003 £M	2002 £M	Company 2003 £M	2002 £M
Profit for the year	**60.3**	62.9	**54.0**	132.6
Dividend	**(73.9)**	(69.2)	**(73.9)**	(69.2)
Retained (loss) profit for the year	**(13.6)**	(6.3)	**(19.9)**	63.4
Translation differences	**(10.8)**	0.5	–	–
New share capital subscribed	**0.5**	3.0	**0.5**	3.0
Net (reduction) addition to equity	**(23.9)**	(2.8)	**(19.4)**	66.4
Equity shareholders' funds at the beginning of the year	**412.1**	414.9	**299.2**	232.8
Equity shareholders' funds at the end of the year	**388.2**	412.1	**279.8**	299.2

33 Gross cash flows – Group	2003 £M	2002 £M
Returns on investments and servicing of finance		
Interest received	**2.0**	0.8
Interest paid	**(3.2)**	(4.5)
Net cash outflow from returns on investments and servicing of finance	**(1.2)**	(3.7)
Capital expenditure and financial investment		
Purchase of tangible fixed assets*	**(34.3)**	(46.4)
Sales of tangible fixed assets	**0.9**	4.7
Receipt of capital grants	**0.7**	1.8
Purchase of own shares	–	(1.2)
Net cash outflow for capital expenditure and financial investment	**(32.7)**	(41.1)
Management of liquid resources		
Net increase in bank deposits	**(5.1)**	(9.6)
Net cash outflow from management of liquid resources	**(5.1)**	(9.6)
Financing		
Issue of ordinary share capital	**0.5**	3.0
New bank loans	**17.1**	4.4
Repayment of bank loans	**(13.2)**	(22.8)
Net cash inflow (outflow) from financing	**4.4**	(15.4)

*Including capital accruals the purchase of fixed assets figure would be £31.3m (2002: £47.2m)

34 Analysis of changes in net debt – Group

	At 1 April 2002 £M	Cash flows £M	Other non-cash changes £M	Translation differences £M	At 31 March 2003 £M
Cash at bank and in hand	5.1	(4.6)		2.4	**2.9**
Overdrafts	(1.9)	1.5		0.1	**(0.3)**
		(3.1)			
Current instalments of loans	(19.7)	(3.9)	(9.1)	3.7	**(29.0)**
Loans repayable after more than one year	(52.8)	–	9.1	(0.6)	**(44.3)**
		(3.9)			
Current asset investments	16.3	5.1		2.4	**23.8**
	(53.0)	(1.9)	–	8.0	**(46.9)**

35 Principal exchange rates

	2003 Average	2003 Closing	2002 Average	2002 Closing
United States Dollar	**1.54**	**1.58**	1.43	1.42
Euro	**1.56**	**1.45**	1.63	1.63
Japanese Yen	**188**	**187**	180	189

Five year record

YEAR ENDED 31 MARCH	2003 £M	2002 £M	2001 £M	2000 £M	1999 £M
Turnover					
RS/Allied	**743.7**	759.5	823.9	711.2	621.2
Pact	–	–	31.2	50.2	55.9
Group	**743.7**	759.5	855.1	761.4	677.1
Operating profit					
RS/Allied (including Groupwide process costs)	**102.1**	108.7	130.9	118.3	103.2
Pact	–	–	–	0.5	2.8
Operating profit – before amortisation of goodwill	**102.1**	108.7	130.9	118.8	106.0
Amortisation of goodwill	**(11.3)**	(12.0)	(11.6)	(8.0)	–
Exceptional loss on closure	–	–	(6.9)	–	–
Net interest (payable) receivable	**(1.2)**	(3.2)	(6.8)	(3.5)	6.4
Profit before taxation	**89.6**	93.5	105.6	107.3	112.4
Profit before taxation and exceptional loss	**89.6**	93.5	112.5	107.3	112.4
Profit before taxation, exceptional loss and goodwill amortisation	**100.9**	105.5	124.1	115.3	112.4
Taxation	**(29.3)**	(30.6)	(34.6)	(33.4)	(36.0)
Profit after taxation	**60.3**	62.9	71.0	73.9	76.4
Dividends	**(73.9)**	(69.2)	(59.8)	(51.9)	(45.1)
Retained (loss) profit	**(13.6)**	(6.3)	11.2	22.0	31.3
Goodwill	**176.6**	208.5	219.7	205.7	–
Net (debt) funds	**(46.9)**	(53.0)	(75.5)	(95.8)	120.6
Other net assets	**258.5**	256.6	270.7	264.6	232.7
Net assets employed	**388.2**	412.1	414.9	374.5	353.3
Number of shares in issue (million)					
Weighted average	**434.8**	434.1	433.1	431.4	429.4
Year end	**435.2**	435.0	434.2	433.5	431.1
Dividends per share	**17.0p**	15.9p	13.8p	12.0p	10.5p
Earnings per share (before amortisation of goodwill and exceptional loss)	**16.5p**	17.3p	20.2p	19.0p	17.8p
Profit before taxation and exceptional loss on net assets	**23.1%**	22.7%	27.1%	28.7%	31.8%
Average number of employees	**5,028**	4,974	5,041	4,704	4,302
Share price at 31 March	**257.0p**	478.0p	548.0p	636.0p	465.0p
Net asset value per share	**89.2p**	94.7p	95.6p	86.4p	82.0p

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Electrocomponents plc will be held at the Company's premises, The International Management Centre, 5000 Oxford Business Park South, Oxford OX4 2BH on Friday 18 July 2003 at 12 noon.

The business of the meeting will be:

Ordinary business

Report and Accounts

1 To receive the accounts and the reports of the Directors and the Auditors for the year ended 31 March 2003.

Directors' Remuneration Report

2 To approve the Directors' Remuneration Report for the year ended 31 March 2003.

Declaration of dividend

3 To declare a final dividend on the ordinary shares.

Retiring Directors

4 To re-elect Mr T G Barker as a Director.

5 To re-elect Mr J L Hewitt as a Director.

6 To re-elect Mr N J Temple as a Director.

Auditors' appointment and remuneration

7 To reappoint KPMG Audit Plc as Auditors of the Company and to authorise the Directors to agree their remuneration.

Special business

To consider and, if thought fit, pass the following resolution:

Special resolution

Renewal of Directors' authority for the purchase by the Company of its own shares

8 THAT the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10p each in the Company (ordinary shares) provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 43,520,665;

(b) the minimum price which may be paid for ordinary shares is 10p per ordinary share;

(c) the maximum price which may be paid for ordinary shares is an amount equal to 105% of the average of the middle market quotations for an ordinary share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such a time; and

(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of such contract.

By Order of the Board
Carmelina Carfora
Company Secretary
29 May 2003

Registered Office: International Management Centre,
5000 Oxford Business Park South, Oxford, OX4 2BH
Registered Number: 647788

Notes:

(i) A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and (on a poll) vote instead of him. A proxy need not be a member of the Company. Appointment of a proxy will not preclude a member from attending or voting at the meeting if he/she subsequently wishes to do so.

(ii) Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those shareholders registered in the Register of Members of the Company as at 6.00 pm on 16 July 2003 will be entitled to attend or vote at the Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant Register of Members after 6.00 pm on 16 July 2003 will be disregarded in determining the rights of any person to attend or vote at the Meeting.

(iii) A form of proxy is enclosed. To be effective a proxy form and the authority (if any) under which it is signed or a notarially certified copy of such authority must be deposited at the offices of the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6EE by not later than 12 noon on Wednesday 16 July 2003.

(iv) CREST members (including CREST Personal Members) who wish to appoint one or more proxies by using the CREST electronic proxy appointment service may do so by having an appropriate CREST message transmitted.

For a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the Company's registrar (ID 7RA01) by not later than 12 noon on Wednesday 16 July 2003. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer's agent is able to retrieve the message. CREST members should note that normal system timings and limitations will apply for the input of CREST Proxy Instructions.

CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed voting service provider(s), should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and systems timings, please refer to the CREST manual.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(v) The Register of Directors' Interests and copies of all Contracts of Service of the Directors are available for inspection during business hours at the registered office of the Company and will be available for inspection at the place of the Meeting from half an hour before the time of the Meeting until the conclusion of the Meeting.

(vi) Biographical details of the Directors who are proposed for re-election at the Annual General Meeting are set out on pages 24 and 25.

Principal locations

United Kingdom
Electrocomponents plc
International Management Centre
5000 Oxford Business Park South
Oxford OX4 2BH
United Kingdom
Tel: (44) (0) 1865 204000
Fax: (44) (0) 1865 207400
www.electrocomponents.com

RS Components Ltd
PO Box 99, Corby
Northants NN17 9RS
United Kingdom
Tel: (44) (0) 1536 201234
Fax: (44) (0) 1536 405678
rswww.com

Rest of Europe
RS Components GesMBH
Postfach 79
Albrechtser Strasse 11
A-3950 Gmünd
Austria
Tel: (43) 2852 53765
Fax: (43) 2852 54650
www.rs-components.at

RS Components BV
Paepsem Business Park
Bd Paepsemlaan 22
1070 Anderlecht
Belgium
Tel: (32) 2 528 07 70
Fax: (32) 2 528 07 80
www.rs-components.be

RS Components A/S
Vibevej 11
DK-2400 Copenhagen NV
Denmark
Tel: (45) 38 16 9900
Fax: (45) 38 10 3319
www.rs-components.dk

Radiospares Composants SNC
Rue Norman King
BP453
F-60031 Beauvais Cedex
France
Tel: (33) 3 44 10 1500
Fax: (33) 3 44 10 1604
www.radiospares.fr

RS Components GmbH
Hessenring 13b
64546 Mörfelden-Walldorf
Frankfurt
Germany
Tel: (49) 6105 401234
Fax: (49) 6105 401115
www.rs-components.de

Radionics Ltd
Glenview Industrial Estate
Herberton Road, Rialto
Dublin 12
Republic of Ireland
Tel: (353) 1 4153123
Fax: (353) 1 4153111
www.radionics.ie

RS Components SpA
Via De Vizzi, 93/95
I-20092 Cinisello Balsamo
Milano
Italy
Tel: (39) 02 660 581
Fax: (39) 02 660 58051
www.rs-components.it

RS Components BV
Bingerweg 19
2031 AZ Haarlem
The Netherlands
Tel: (31) 23 516 6500
Fax: (31) 23 516 6501
www.rs-components.nl

RS Components AS
Longhammarveien 7
5536 Haugesund
Norway
Tel: (47) 5275 4040
Fax: (47) 5275 4049
www.rs-components.no

Amidata SA
Avda. De Córdoba 21
28026 Madrid
Spain
Tel: (34) 902 100 811
Fax: (34) 902 100 611
www.amidata.es

RS Components AB
P.O.Box 15
162 11 Vällingby
Sweden
Tel: (46) 8 445 89 00
Fax: (46) 8 687 11 52
www.rs-components.se

North America
Allied Electronics Inc.
7410 Pebble Drive
Fort Worth, Texas
TX 76118
United States of America
Tel: (1) 817 595 3500
Fax: (1) 817 595 6444
www.alliedelec.com

Allied Electronics (Canada) Inc.
1701 Woodward St.
Ste 108, Ottawa
Ontario, K2C 0R4
Canada
Tel: (1) 613 228 1964
Fax: (1) 613 228 8006
www.alliedelec.com

Japan
RS Components KK
West Tower 12F
Yokohama Business Park
134 Godocho, Hodogaya
Yokohama, Kanagawa 240-0005
Japan
Tel: (81) 45 335 8550
Fax: (81) 45 335 8554
rswww.co.jp

Rest of World
RS Components Pty Ltd
PO Box 6864
Wetherill Park
New South Wales 2164
Australia
Tel: (61) 29 681 8552
Fax: (61) 29 681 8655
www.rs-components.com.au

RS Componentes
Electrónicos Limitada
Avda. Américo Vespucio 2290
Conchalí, Santiago
Chile
Tel: (56) (0) 2 668 1400
Fax: (56) (0) 2 668 1410
www.rschile.cl

RS Components Sdn Bhd
Lot 12, Jalan Pensyarah U1/28
Seksyen U1
Hicom Glenmarie Industrial Park
40150 Shah Alam
Selangor Darul Ehsan
Malaysia
Tel: (603) 5032 1133
Fax: (603) 5032 2133
www.rswww.com.my

RS Components Ltd
31F Wyler Centre Phase II, U1
200 Tai Lin Pai Road
New Territories, Kwai Chung
Hong Kong
Tel: (852) 2610 6350
Fax: (852) 2610 0339
www.rswww.com.hk

RS Components & Controls (India) Ltd
44 Okhla Industrial Estate
New Delhi 110020
India
Tel: (91) 11 63 26 991/2
Fax: (91) 11 63 26 993
www.rs-components.com/india

RS Components Limited
Units 30 & 31 Warehouse World
761 Great South Road
Penrose, Auckland
New Zealand
Tel: (64) 9 526 1600
Fax: (64) 9 579 1700
www.rs-components.co.nz

RS Components Pte Ltd
31 Tech Park Crescent
Singapore 638040
Tel: (65) 6865 3400
Fax: (65) 6865 6800
www.rscomp.com.sg

RS Components Ltd
Unit 21
B1 Multinational Bancorporation Centre
6805 Ayala Avenue, Makati City
Philippines
Tel: (63) 2 888 4030/4033
Fax: (63) 2 888 4034-4036
www.rswww.com.ph

RS Components (SA)
PO Box 12182
Vorna Valley 1686, Midrand
South Africa
Tel: (27) 11 466 1565
Fax: (27) 11 466 1577
www.rs-components.com/south-africa

RS Components Limited
10F No 3, Section 1
Ming Sheng Road
Panchiao, Taipei Hsien
Taiwan, ROC
Tel: (886) 2 2959 9938
Fax: (886) 2 2959 9939
www.rswww.com.tw

RS Components Ltd,
Mainland China Liaison Offices
Beijing: (86) (0) 10 8499 0555
Guangzhou: (86) (0) 20 8732 1859
Shanghai: (86) (0) 21 5385 4238
Shenzhen: (86) (0) 208 732 1859
Wuhan: (86) (0) 27 8732 2601
Xian: (86) (0) 29 821 4848

Registered office, advisers and financial calendar

Registered Office
Electrocomponents plc
International Management Centre
5000 Oxford Business Park South
Oxford OX4 2BH
United Kingdom
Tel: (44) (0) 1865 204000
Fax: (44) (0) 1865 207400
Website: www.electrocomponents.com

Financial calendar
Announcement of results
The results of the Group are normally published at the following times.

Interim report for the six months to 30 September in early November.
Preliminary announcement for the year to 31 March in late May.
Report and Accounts for the year to 31 March in June.

Dividend payments
Current policy is to make dividend payments at the following times:
Interim dividend in January
Final dividend in July

2003 final dividend

Ex-dividend date	18 June
Record date	20 June
Annual General Meeting	18 July
Dividend paid	24 July

Advisers
Auditors
KPMG Audit Plc
PO Box 695, 8 Salisbury Square
London EC4Y 8BB

Bankers
HSBC Bank plc
8 Canada Square
London E14 5HQ

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Merchant Bankers
Schroder Salomon Smith Barney
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Registrars and transfer office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Solicitors
Norton Rose
Kempson House
Camomile Street
London EC3A 7AN

Stockbrokers
UBS Warburg
1 Finsbury Avenue
London EC2M 2PP

Shareholder Services
Shareview
A new website, www.shareview.co.uk, has been developed by Lloyds TSB Registrars, the Company's registrar, enabling shareholders to access shareholdings online. The website provides information useful to the management of investments together with an extensive schedule of frequently asked questions.

In order to view shareholdings the shareholder reference number is required which can be found at the top of share certificates or on the last dividend tax voucher.

Designed and produced by Pauffley, London. Photography by Patrick Harrison and Ian Parsons. Printed in England by Royle Corporate Print, London.


Electrocomponents plc

International Management Centre
5000 Oxford Business Park South
Oxford OX4 2BH
United Kingdom

t: (44) (0) 1865 204000
f: (44) (0) 1865 207400
www.electrocomponents.com